Exhibit 99.1
Report to:
Entrée Gold Inc.
Ann Mason Project Resource Estimate
Document No. 1055270200-REP-R0001-05

Report to:
Entrée Gold Inc.
ANN MASON PROJECT RESOURCE ESTIMATE
January 2010
Prepared by	“Original document, version 05 signed by Robert Morrison, Ph.D., MAusIMM (CP)”	Date	January 26, 2010
Robert Morrison, Ph.D., MAusIMM (CP).
Reviewed by	“Original document, version 05t signed by Jeff Wilson, P. Geo.”	Date	January 26, 2010
Jeff Wilson, P. Geo.
Authorized by	“Original document, version 05, signed by Jeff Wilson, P. Geo.”	Date	January 26, 2010
JW/vc	Jeff Wilson, P. Geo.

330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8 Phone: 416-368-9080 Fax: 416-368-1963

REVISION HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	10/01/11	Robert Morrison	Jeff Wilson	Jeff Wilson	Draft to Client
01	10/01/19	Robert Morrison	Jeff Wilson	Jeff Wilson	Final Report
02	10/01/22	Robert Morrison	Jeff Wilson	Jeff Wilson	Final - changes requested by client
03	10/01/25	Robert Morrison	Jeff Wilson	Jeff Wilson	Final - additional changes by client
04	10/01/25	Robert Morrison	Jeff Wilson	Jeff Wilson	Final - additional changes by client
05	10/01/26	Robert Morrison	Jeff Wilson	Jeff Wilson	Final - correction from the client

TABLE OF CONTENTS

1.0	SUMMARY		1
	1.1	Resource Estimate	2
	1.2	Conclusions	3
	1.3	Recommendations	3
2.0	INTRODUCTION AND TERMS OF REFERENCE		4
	2.1	Terms of Reference	4
	2.1.1	Units of Measure	5
3.0	RELIANCE ON OTHER EXPERTS		6
4.0	PROPERTY DESCRIPTION AND LOCATION		7
	4.1	Location	7
	4.2	Property Description	9
	4.3	Land Tenure	10
	4.4	Environmental Considerations	10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		12
	5.1	Accessibility	12
	5.2	Climate	12
	5.3	Local Resources	13
	5.4	Infrastructure	13
	5.5	Physiography	13
6.0	HISTORY		15
	6.1	Yerington Mining District	15
	6.2	Ann Mason Property	16
	6.2.1	Anaconda, 1960 - 1980	16
	6.2.2	Arimetco, 1990	16
	6.2.3	Mount Isa Mines, 2002 - 2003	16
	6.2.4	Giralia Resources NL, 2003	17
	6.2.5	PacMag, 2005 - 2009	18
	6.3	Historical Drill Hole Summary	18
	6.4	Historical Resources	19
	6.4.1	Anaconda, 1976	19
	6.4.2	PacMag, 2006	20
7.0	GEOLOGICAL SETTING		21
	7.1	Regional Geology	21
	7.2	Property Geology	22

i

	7.3	Rock Types	24
	7.4	Structure	27
	7.5	Alteration	28
	7.6	Gypsum	29
8.0	DEPOSIT TYPE		30
	8.1	Distribution and Age	30
	8.2	Porphyry Copper Classification	30
9.0	MINERALIZATION		32
	9.1	Sulphide Zoning	32
10.0	EXPLORATION		34
	10.1	Drill Core Re-Assay Program, PacMag, 2006-2009	34
11.0	DRILLING		36
	11.1	PacMag, 2006 - 2008	36
12.0	SAMPLING METHOD AND APPROACH		38
	12.1	Core Re-Assay Program, PacMag, 2006	38
	12.2	Relative Density	39
13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		41
14.0	DATA VERIFICATION		45
	14.1	Check Assay Program, PacMag, 2006	45
	14.2	Database Verification, Wardrop	46
	14.3	Wardrop Confirmation Samples, Site Visit, 2009	48
15.0	ADJACENT PROPERTIES		49
	15.1	Entrée Gold Agreements	49
	15.2	MacArthur Deposit, Quaterra	49
	15.3	Yerington Mine	50
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		51
	16.1	Anaconda Metallurgical Testwork, 1970	51
	16.2	Banovich, 2005	52
	16.2.1	Qualitative Mineralogy	52
	16.2.2	Grind Establishment	52
	16.2.3	Flotation	52
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		55
	17.1	Database	55
	17.2	Bulk Density - Specific Gravity	56
	17.3	Exploratory Data Analysis	57
	17.3.1	Statistics	57
	17.3.2	Compositing	65
	17.3.3	Outlier Management and Capping Strategy	65

	17.3.4	Contact Profiles	71
	17.4	Geological Interpretation	72
	17.5	Spatial Analysis - Variography	73
	17.5.1	Sage 2001™	73
	17.5.2	Variography Orientations	73
	17.5.3	Variography Results	74
	17.6	Datamine™ Macros	75
	17.7	Block Model	75
	17.7.1	Block Model Size	76
	17.7.2	Interpolation Plan	76
	17.7.3	Block Model Validation	81
	17.7.4	Mineral Resource Classification	87
	17.7.5	Mineral Resource Tabulation	88
18.0	OTHER RELEVANT DATA AND INFORMATION		95
19.0	INTERPRETATION AND CONCLUSIONS		96
20.0	RECOMMENDATIONS		97
	20.1	Phase 1	97
	20.2	Phase II	97
21.0	REFERENCES		99
22.0	CERTIFICATE OF QUALIFIED PERSON		101
	22.1	Dr. Robert S. Morrison	101

LIST OF TABLES

Table 4.1	Ann Mason Mineral Claim Blocks	9
Table 6.1	Ann Mason - Historical Drill Hole Summary (PacMag, 2006, 2008)	19
Table 6.2	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)	19
Table 6.3	PacMag 2006 Inferred Resource Estimate (Golder, 2006)	20
Table 7.1	PacMag Alteration Logging Convention (PacMag, 2006)	29
Table 9.1	Sulphide Facies Ann Mason	32
Table 11.1	Ann Mason - Historical Drill Hole Summary (PacMag, 2006)	36
Table 12.1	Comparative Statistics for Molybdenum	38
Table 13.1	ICP-AES Detection Limits	43
Table 13.2	ICP-MS Detection Limits (ppm)	43
Table 13.3	Analytical Reference Standards (from Geostats PL, Perth)	44
Table 14.1	Comparison of Copper Results (PacMag, 2008)	46
Table 14.2	Comparison of Molybdenum Results (PacMag, 2008)	46
Table 14.3	Database Verification Results, Number of Errors	47
Table 14.4	Confirmation Sample Analysis, Wardrop, 2009	48
Table 16.1	Summary Flotation Results, Anaconda 1970	53
Table 16.2	Typical Copper Concentrate Specification	54
Table 16.3	Typical Molybdenite Concentrate Specification	54
Table 17.1	Resource Estimation Wireframes	56
Table 17.2	Raw and 10 ft Composited Cu Assay Statistics for Domain 10	58
Table 17.3	Raw and 10 ft Composited Cu Assay Statistics for Domain 20	60
Table 17.4	Raw and 10 ft Composited Cu Assay Statistics for Domain 30	61
Table 17.5	Raw and 10 ft Composited Cu Assay Statistics for Domain 40	62
Table 17.6	Raw and 10 ft Composited Cu Assay Statistics for Molybdenum	64
Table 17.7	Top 20 Cu Assays (raw data)	66
Table 17.8	Top 20 Mo Assay (Raw Data)	69
Table 17.9	Top 20 Gold Assays for the Ann Mason Deposit	70
Table 17.10	Ann Mason Preliminary Block Modeling Details	76
Table 17.11	Kriging Plan for the Search Volume Parameter Files	79
Table 17.12	Kriging Plan for the Variography Parameter Files	80
Table 17.13	Regularized Block Statistics from within Pit Shell #25	85
Table 17.14	Total Inferred Copper Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)	89
Table 17.15	Inferred Copper Resource for the Ann Mason Deposit as Confined by the #25 Pit Shell and by Mineral Domains (Note Reported Volume (Vol) and Metric Tonnes are in Millions)	90
Table 17.16	Comparison of In-Pit (Inferred) Resource Models at 0.15 %Cu Cut-off	92
Table 17.17	Comparison of In-Pit (Inferred) Resource Models at 0.30 %Cu Cut-off	92

LIST OF FIGURES

Figure 4.1	Property Location Map, Nevada State, USA	7
Figure 4.2	Ann Mason Property Location Map, Lyon County, Nevada	8
Figure 4.3	Ann Mason Property Mineral Claim Map	10
Figure 7.1	Property Geology Map	23
Figure 10.1	PacMag vs. Anaconda Mo Weighted Average Assays Q-Q Plot	35
Figure 13.1	Core Sample Preparation (PacMag, 2006)	42
Figure 15.1	Adjacent Properties	50
Figure 17.1	Domain 10 Cu Data Composited to 10 ft	59
Figure 17.2	Domain 20 Cu Data Composited to 10 ft	60
Figure 17.3	Domain 30 Cu Data Composited to 10 ft	62
Figure 17.4	Domain 40 Cu Data Composited to 10 ft	63
Figure 17.5	Domain 40 Cu Data Composited to 10 ft	65
Figure 17.6	Capping Variance and Samples Affected for Copper	67
Figure 17.7	Plan View of Cu>=2%; Wireframes are Bornite (Blue) and Chalcopyrite (Orange) Sliced at 4,420 ft RL	68
Figure 17.8	Capping Variance and Samples Affected for Molybdenum	69
Figure 17.9	Au Population Variance with Respect to Capping, and Number of Affected Samples	71
Figure 17.10	Copper Sulphide Mineralization Wireframes of the Ann Mason Deposit at 31625 ft N (With 150 ft Clipping Distance)	72
Figure 17.11	Cu Domain Search Ellipses	77
Figure 17.12	Plan View of Block Model with Drilling Data at 4,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	81
Figure 17.13	Plan View of Block Model with Drilling Data at 4,400 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	82
Figure 17.14	Plan View of Block Model with Drilling Data at 3,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	82
Figure 17.15	Section View of Block Model with Drilling Data at 13,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	83
Figure 17.16	Section View of Block Model with Drilling Data at 14,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	83
Figure 17.17	Section View of Block Model with Drilling Data at 30,000 ft N (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	84
Figure 17.18	Section View of Block Model with Drilling Data at 31,000 ft N and 500 ft Grid Lines (Depicted are Domains as Outlined by Respective Wireframes)	84
Figure 17.19	Swath Plot - OK, ID and NN Block Estimates by Eastings	86
Figure 17.20	Swath Plot - OK, ID and NN Block Estimates by Northings	86
Figure 17.21	Swath Plot - OK, ID and NN Block Estimates by Elevation (Bench)	87
Figure 17.22	Pit Shell 25 (White) With Respect to Block Model Coloured by Domains, at 31,200 ft N	88
Figure 17.23	Isometric View of Topographic DTM Relative to Pit Shell #25, Looking North	92
Figure 17.24	Grade - Tonnage Curves for the Inferred, Resource in Both the Wardrop 2010 Resource Model and the Golder Associates 2006 Resource Model, as a Function of Pit Shell #25	94

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APPENDICES

Appendix A	Claims Information
Appendix B	Datamine Macros
Appendix C	Estimation Variograms

1.0	SUMMARY

Entrée Gold Inc. (Entrée Gold) is a Canadian registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE Amex), and the Frankfurt Stock Exchange.  Entrée Gold is a junior mineral exploration company with a focus on the worldwide exploration and development of gold and copper prospects.

PacMag Metals Ltd. (PacMag) is an Australian registered mining company, based in Perth, Western Australia, and publicly traded on the Australian Stock Exchange (ASX).  PacMag holds interests in the Ann Mason Project in Nevada State, United States of America (USA), and other copper projects in the Yerington Mining District, Nevada, Arizona and North Dakota, USA; as well as various interests in copper, gold, and uranium projects in Western and Southern Australia.

The following report is on the Ann Mason Copper Molybdenum Porphyry Deposit.  PacMag holds a 100% interest in the Ann Mason Property (the Property), through their subsidiary company, MIM (USA) Inc. (MIM).  The Property is located 7 kilometres (km) west of the town of Yerington in central west Nevada State, USA and hosts the Ann Mason Copper Molybdenum Porphyry Deposit.  The area hosts other significant deposits held by PacMag such as Blue Hills, Shamrock and Minnesota Projects but are not subject to this report.

On November 28, 2009, Entrée Gold entered into a merger implementation agreement, or scrip deal, with PacMag whereby Entrée Gold will acquire all issued shares and options of PacMag and thereby will acquire all assets and liabilities of PacMag.   PacMag will then become a subsidiary of Entrée Gold and ownership of the Property will be held by Entrée Gold.

Entrée Gold has retained Wardrop Engineering Inc. (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant Technical Report and Resource Estimate of the Ann Mason Copper Molybdenum Project, in Nevada, USA.  Prior to Wardrop’s involvement there has been no previous NI 43-101 Compliant Technical Report completed on the Property.

The designated Qualified Person for this report is Dr. Robert Morrison, Ph.D., MAusIMM (CP), and Lead Resource Geologist with Wardrop.  The site visit was conducted by Dr. Morrison from December 7 to December 10, 2009.

The Property is defined by the mineral rights to 241 unpatented lode claims, currently 100% held by PacMag, and covers a total area of approximately 1,837 hectares (ha).  The Property is situated roughly 180 km southeast from Reno, the third largest city in Nevada State and is easily accessible from Reno via the main highway network.

The Property is located… “within the western Basin and Range Province in Nevada on the east side of the Sierra Nevada Mountains. Within the Basin and Range, north trending normal faults have down-dropped basins on either side of upland ranges. In a similar setting in Lyon County, Nevada, the Singatse Range and Wassuk Range from the western and eastern boundaries, respectively, of the Mason Valley.” (Rozelle, 2009). The Property is located on the eastern flank of the Mason Valley.

From Clifford, 2006:

The Ann Mason Deposit occurs entirely within the Yerington District Northern Batholith previously described. It is hosted by the granodiorite and quartz monzonite rocks associated with the batholith, the contact of which trends north westerly and apparently served as a structural locus for porphyry mineralization.

The batholith and deposit are cut by the post Miocene Singatse Fault, the hanging wall (upper plate) of which covers a large portion of the known extent of the deposit. Portions of the periphery of the deposit are exposed to the south and west of the Singatse Fault outcrop.

Entrée Gold has not conducted any drilling programs or exploration activities of programs on the Property.

1.1	Resource Estimate

Wardrop Engineering Incorporated was consulted to undertake an updated resource estimate based on the total amount of data available on the Ann Mason deposit, including new drilling since 2006.  The Wardrop 2010 Inferred resource is confined by an optimized Whittle (run 7) pit shell #25.  From this work, it is estimated that the current Inferred resource for the Ann Mason deposit, at a cut-off of 0.30% Cu, stands at 810.4 million tonnes at a grade of 0.40% Cu.  Accompanying molybdenum is estimated at 165.9 million tonnes at a grade of 0.01% Mo (using a Cu cut-off of 0.30%).  Using the same pit shell, this represents a 10.6% increase in Inferred resource from the 2006 model (2006: 724.7 million tonnes at 0.40% Cu within this pit shell) with a negligible increase in grade at a 0.30% Cu cut-off grade.

Grade estimation is sensitive to copper mineral species, and estimation Domains are accommodated accordingly.

Molybdenum mineralization is not controlled by copper mineral species and is estimated independently.  The 2010 molybdenum estimation is confined to a higher-grade portion of the deposit where there are sufficient samples to warrant successful grade interpolation.  At a copper cut-off of 0.30%, the 2010 resource is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  The 2006 resource estimation had no similar constraints in molybdenum estimation.

There are insufficient gold assays to estimate a gold grade independently at this stage.

Resource estimation strategies indicate that Ordinary Kriging is an adequate interpolator for this deposit.

A cap of 2.0% Cu was applied for the grade estimation.  This was conducted to minimise the influence of massive sulphide samples and other outlier assays in grade estimation.

1.2	Conclusions

The Ann Mason deposit, owned by PacMag Metals Ltd (PacMag) of Perth, Western Australia, is a granite-hosted porphyry copper deposit with associated molybdenum and gold mineralization.  It is located near Yerington, Nevada, in the United States.  PacMag Metals conducted a drill campaign over the deposit, resulting in the 2006 declaration of an Inferred resource of 810 million tonnes at a grade of 0.4% copper and 0.004% molybdenum for 7.1 billion pounds of contained copper metal at a Cu cut-off grade of 0.30%.

The current resource estimate of 810.4 million tonnes at a grade of 0.40% Cu (at a cut-off of 0.30% Cu) uses PacMag’s optimized pit shell (run 7, #25) to define the limits of the Inferred resource.  The 2006 resource model, completed by Golders Associates for PacMag, did not use the same pit shell to define the limits of their Inferred resource.  However, in comparison with respect to this pit shell, the 2010 resource represents a 10.6% increase in the Cu Inferred tonnes at a nearly identical grade (810.4 million tonnes at 0.399% Cu versus 724.7 million tonnes at 0.396% Cu at a 0.30% Cu cut-off).

At a copper cut-off of 0.30%, the 2010 within-pit molybdenum resource is estimated at 166 million tonnes at 0.010% Mo at a cut-off grade of 0.30% Cu.  Molybdenum mineralization is restricted to a higher-grade zone, mostly occurring within the #25 pit shell.

Additional Inferred resources may be realized with the application of subsequent pit optimization studies.

Most mineralization largely consists of disseminated copper and molybdenum sulphides, however, there is potential to host narrow, structurally controlled zones of higher-grade and massive sulphide mineralization.

1.3	Recommendations

This model should be the subject of a Preliminary Economic Assessment (PEA) in order to determine financial viability as a potential operating mine.

If the PEA results are positive, infill drilling will be required to convert the Inferred resource to an Indicated status.  Infill drilling may also better model massive sulphide occurrences within the deposit and develop new domaining strategies, as well as refining current mineralogical Domains.  A PEA will also provide an opportunity to review pit optimization in order to expand the Inferred resource for Cu, and apply the necessary economic constraints to add Mo to the Inferred (or Indicated) resource as a function of Cu equivalence.  Metallurgical test work should also be undertaken to determine metal recovery characteristics for the mineralized rock.

2.0	INTRODUCTION AND TERMS OF REFERENCE

Entrée Gold Inc. (Entrée Gold) is a Canadian registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE Amex), and the Frankfurt Stock Exchange.  Entrée Gold is a junior mineral exploration company with a focus on the worldwide exploration and development of gold and copper prospects.

PacMag Metals Ltd. (PacMag) is an Australian registered mining company, based in Perth, Western Australia, and publicly traded on the Australian Stock Exchange (ASX).  PacMag holds interests in the Ann Mason Project in Nevada State, United States of America (USA), and other copper projects in the Yerington Mining District, Nevada, Arizona and North Dakota, USA; as well as various interests in copper, gold, and uranium projects in Western and Southern Australia.

The following report is on the Ann Mason Copper Molybdenum Porphyry Deposit.  PacMag holds a 100% interest in the Ann Mason Property (the Property).  The Property is located seven kilometres (km) west of the town of Yerington in central west Nevada State, USA and hosts the Ann Mason Copper Molybdenum Porphyry Deposit.  The area hosts other significant deposits held by PacMag such as Blue Hills, Shamrock and Minnesota Projects but are not subject to this report.

On November 28, 2009, Entrée Gold entered into a merger implementation agreement, or scrip deal, with PacMag whereby, subject to shareholder approvals, Entrée Gold will acquire all issued shares and options of PacMag and thereby will acquire all assets and liabilities of PacMag.   PacMag will then become a subsidiary of Entrée Gold and ownership of the Property will be held by Entrée Gold.

At the time of writing, the transaction will pay PacMag shareholders 0.102 Entrée Gold shares and Cdn$0.041 cash for each PacMag share.  In addition, Entrée Gold will acquire all outstanding PacMag options for an aggregate of approximately 294,000 shares and Cdn$343,500.

2.1	Terms of Reference

Entrée Gold has retained Wardrop Engineering Inc. (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant Technical Report and Resource Estimate of the Ann Mason Copper Molybdenum Project, in Nevada, USA.  Prior to Wardrop’s involvement there has been no previous NI 43-101 Compliant Technical Report completed on the Property.  However, in November 2006, PacMag completed an Australian Joint Ore Reserves Committee (JORC) Compliant Resource Estimate.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The designated Qualified Person for this report is Dr. Robert Morrison, Ph.D., MAusIMM (CP), and Lead Resource Geologist with Wardrop.

The site visit was conducted by Dr. Morrison from December 7 to December 10, 2009.  Dr. Morrison was accompanied on the site visit by Tom Watkins, Exploration Manager - Americas, for Entrée Gold, and by Jon Gant, consulting geologist for PacMag and former geologist for Anaconda, whose prior experience includes the original drill program on the Ann Mason Deposit in the 1970’s.  Jon Gant supervised all PacMag’s work, including drilling and logging, and he is familiar with previous work and reports completed by Anaconda.

The site visit included:

•	A visit to the Ann Mason Project area to spot and survey drill holes by Global Positioning System (GPS).

•	A visit to the historic Anaconda drill core storage facility at the historic Yerington Mine, situated 2 km west of the town of Yerington.

•	Collection of check samples from historic drill core by Dr. Morrison and hand delivery to ALS Chemex Ltd (ALS) in Reno, Nevada for analysis.

2.1.1	Units of Measure

Historical and more recent exploration has been conducted using Imperial units.  Therefore, the units of measure in this report and resource estimate, unless otherwise stated, are stated using Imperial units.

3.0	RELIANCE ON OTHER EXPERTS

Wardrop has relied upon Entrée Gold and PacMag for information in this report and for matters relating to property ownership, property titles and environmental issues.  The majority of the information has been sourced from PacMag’s internal technical report by Michael Clifford, Managing Director for PacMag:

Clifford, M. 2006, Ann Mason Copper-Molybdenum-Gold Project- Resource Input Report. PacMag Metals Ltd. (unpublished), 79 pages.  November 2006.

Information from third party sources is referenced under Section 21.0 References.  Wardrop used information from these sources under the assumption that the information is accurate.

Wardrop has not conducted an examination of land titles or mineral rights for the property.  References and maps pertaining to permit locations and areas were referenced from the Nevada Bureau of Lands Management (BLM).

4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights to 241 unpatented lode claims, currently 100% held by PacMag through its US subsidiary MIM, and covers a total area of approximately 1,837 hectares (ha).

4.1	Location

The Property is situated as shown in Figures 4.1 and 4.2 below.

Figure 4.1	Property Location Map, Nevada State, USA

N
ANN MASON PROJECT
G R E A T
B A S I N
UTAH
CALIFORNIA
ARIZONA
Denio
McDermitt
Santa Rosa Range
Black Rock Desert
Humboldt R
Winnemucca
Independence Mts
Wells
Elko
Battle Mountain
Ruby Mts
Pyramid Lake
Trinity Range
Lovelock
Carson Sink
Reno
Sparks
Fallon
Virginia City
Carson City
Lake Tahoe
Yerington
Walker Lake
Hawthorne
Shoshone
Austin
Toiyabe Range
Eureka
Round Mountain
Monitor Range
Hot Creek Range
Ruth
Ely
Egan Range
Schell Creek Range
Grant Range
Tonopah
Pioche
Panaca
Caliente
Pahute Mesa
Beatty
Indian Springs
Sheep Range
Mesquite
Lake Mead
Las Vegas
Henderson
Boulder City
Colorado River
Lake Mohave
Laughlin
41°N
39°N
37°N
35°N
120°W
119°W
118°W
117°W
SCALE
kilometres
0
40
80
0
50
100
miles
LEGEND
Project Site
Cities, Towns
Highways
Lakes, Rivers
source: USGS; Department of the Interior

Figure 4.2	Ann Mason Property Location Map, Lyon County, Nevada

The Property is located:

•	Within the Walker Lake (or Smith Valley) Quadrangle 1:100,000 Scale Map Sheets.

•	In Sections 10, 11, 13, 14, 15, 16, 23, and 24 in Township 13 North, Range 24 East (T13N, R24E).

•	At approximately 38°59’ N and 119°15’ W in western Nevada State, in western USA.

•	Approximately 45 km southeast of Carson City, the state capital city of Nevada.

•	Approximately 75 km southeast of Reno, and nearest major airport, and approximately 7 km west of the town of Yerington.

•	In the County of Lyon.

•	In the Yerington Mining District.

•	In the Singatse Mountain Range.

•	Approximately 4 km west of the former Yerington Copper Mine, approximately 7 km south of the former MacArthur Copper Deposit, and approximately 8 km east of the former Buckskin Copper-Gold Mine.

•	Approximately 7 km west of Walker River.

•	Approximately 20 km north of the Humbolt-Toiyabe National Forest.

4.2	Property Description

The Property is comprised of the following claims as listed in Table 4.1 and illustrated in Figure 4.3.  Additional detailed information on the mineral claims may be found in Appendix A.

Table 4.1	Ann Mason Mineral Claim Blocks

Project Name	Claim Names	Number of Claims	Area (acres)	Area (hectares)
Ann Mason	Ann 1 - 62	62	~ 2,088	~ 845
	#147 - #150	4
	#176 - #183	8
	BW1 - BW6	6
	AM 1 - AM 161	161	~ 2,451	~ 992
Total		241	~ 4,539	~ 1,837
               Source: Entrée Gold

Figure 4.3	Ann Mason Property Mineral Claim Map
Source: Entrée Gold, BLM

4.3	Land Tenure

The Property is located on approximately 4,539 acres (~1,837 ha) of public land administered by the BLM’s Carson City District Office, Sierra Front Field Office.  These lode claims are all in good standing, cover the entire known surface area of the Ann Mason Copper Deposit, and include the Blue Hills Prospect.  The Blue Hills Prospect is not subject to this report.

Wardrop is not aware of any liabilities on the Property.

4.4	Environmental Considerations

In 2009, PacMag retained the BLM to conduct an Environmental Assessment Study (EAS) completed by the BLM (BLM, 2009).  The EAS was completed in August 2009.

If acquisition with PacMag is completed, Entrée Gold will be taking over operations on the Property.  The EAS is fully transferable to the work being undertaken by Entrée Gold.

Entrée Gold does not have any active surface or sub-surface exploration activities on the Property at the time of writing.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is situated roughly 180 km southeast from Reno, the third largest city in Nevada State, and is a major tourist entertainment resort city. The Property is easily accessible from Reno via the main highway network.

There are regularly scheduled flights to Reno from most major centres in Canada and USA.  From Reno International Airport, the Property can be accessed by following:

•	Highway 395 north for approximately 3.5 km to the off-ramp to join;

•	Interstate Highway 80 east for approximately 50 km to the turnoff into Fernley to join;

•	West Main Street south and east for 2 km to join;

•	Highway 95 south for approximately 70 km to Yerington to join;

•	Burch Drive southwest, toward the suburb of Weed Heights, for approximately 3 km to join;

•	Austin Street south, becoming Belmont Street, for 500 m to join;

•	Mead Avenue, which becomes Ann Mason Pass Road, for approximately 4 km west to turnoffs north and south to join;

•	The access roads to the Ann Mason Project site. There are several unpaved roads to allow further access to the Property.

The highways and roads to Yerington and Weed Heights are paved.  The road past Weed Heights to the Property is an all weather dirt road.  The drive from Reno to the Property is typically two and a half hours.  The drive from Yerington is roughly 20 minutes.

An alternate route to the Property from Yerington is to approach from the north via the MacArthur Deposit and Mason Pass Road (see Figure 4.3).

5.2	Climate

West Central Nevada is characterized by a high altitude temperate climate with warm to hot summers and cool winters.  The high altitude and mountain ranges place the Property in an area of rain shadow where precipitation is minimal and mainly comes down in the form of snow in winter.

Mean temperatures in summer vary between 19 degrees Celsius (°C) to 23°C; and mean temperatures in winter vary between 0°C to 4°C.  Maximum temperatures average 33°C in the summer and minimum temperatures average -7°C in the winter.

Average yearly precipitation in Yerington is 140 millimetres (mm) with an average monthly precipitation only varying between 25 mm and 30 mm all year.  The mean monthly precipitation varies from 7 mm in the summer to 15 mm in the winter.  In winter, there is an average of 168 mm of snowfall per year.

Work can be conducted throughout the year with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3	Local Resources

The town of Yerington is the closest urban centre to the Property with a population of approximately 3,000.  The town is the main seat for Lyon County and has been mainly a ranching and farming centre for the area for most of its history.  Most consumables are available in Yerington.

Nevada State has a long and developed mining industry and most mining supplies and equipment can be sourced from Reno/Sparks, Carson City or Fernley.

5.4	Infrastructure

Lyon County and northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 in Yerington is the main artery that connects the town to the interstate highway system.

The nearest access to the rail network is located in town of Wabuska, situated 17 km from Yerington.

There is an uncontrolled airport in Yerington with no regular scheduled flights.  The nearest major airport is located in Reno approximately 130 km, by road, to the northwest.

The majority of Nevada State is serviced by NV Energy, an amalgamation of two electricity service providers for Nevada and California and listed on the NYSE.  NV Energy’s service area covers approximately 50% of Nevada State and the majority of the populated areas.  Yerington is connected to the State grid and there is a power substation located in Weed Heights, located adjacent to the former Yerington mine, 3.7 km east of the Property.

The nearest source of water is the Walker River, located 7 km east of the Property.  There are no active streams or springs on the property.  All gulches that traverse the property are dry.

5.5	Physiography

The Property is situated across the Ann Mason Pass into the upper elevations of the Singatse Mountain Range with elevations varying from 1,600 metres (m) to 1,940 m.  Mt. Singatse Peak, located on the Property is 1,940 m (6,365 ft).  The relief profile of the Property is low rolling hills in the mountain pass to moderately steep at higher elevations.

Vegetation throughout the Property consists of interspersed sagebrush and low profile desert shrubs.  There are no trees or flowing water on the Property.  The Property is dominantly covered by a thin layer of overburden, less than 2 m thick, with few rock outcroppings in the lower elevations and more exposed outcrops in the higher elevations.

6.0	HISTORY

6.1	Yerington Mining District

In the early 1960’s, subsequent to the bonanza silver discoveries along the Comstock Lode in the neighbouring Virginia City Mining District, 50 km to the northwest of the Property, prospectors investigated colourful oxide copper showings along the Singatse Range which was to become the Yerington Mining District (Rozelle, 2009). Copper was originally found in the Yerington Mining District in 1865 and concentrated on contact metamorphic replacement copper deposits hosted in limestone sedimentary rocks within the area of the Property.

From Rozelle, 2009:

These contact copper deposits were mined on a small scale, shipping 2,000 to 1.7 million tons of copper ore. Most of this early activity took place before and during World War I. Tingley, et al (1993) estimate production from the Yerington district at over 85 million pounds of copper from 1905 to 1920…

Following the 1920s, only minor copper production is recorded from the contact replacement prospects and mines (Moore, 1969). The largest nearby operation, located in the Buckskin mining district approximately five miles northwest of the MacArthur property, was the Minnesota Mine.” Originally, copper was mined in the early 1920s but sizeable production of skarn (contact) magnetite iron ore began in 1952 with approximately four million tons of ore produced by the end of 1966.

From the 1950’s onward, significant production was recorded at the Yerington Copper Mine located 4 km east of the Property.  The Ann Mason Deposit was never developed and is one deposit amongst a cluster of that forms the Yerington Mining District.

Yerington Copper Mine

Anaconda Copper Mining Inc. (Anaconda) began exploring in the Yerington District in the 1940’s.  The Yerington Copper Deposit, situated 5 km east of the Property and 2 km west of Yerington, was discovered and delineated during this time and went into production in 1953.

From 1953 to 1965, operations at the Yerington Copper Mine consisted of mining the oxide ore and processing using acid with the copper precipitate being transported off site for smelting.  In 1965, a mill and concentrator were constructed to process oxide and sulphide ores.

In 1977, Anaconda was acquired by Atlantic Richfield Company (ARCO), and in 1978, the mine was shut down due to a combination of low copper prices and low profit margins on the sulphide ores.  In 1982, two local residents, Don and Joy Tibbals, purchased the mine from ARCO.

In 1988, Arizona Metals Company (Arimetco), based in Tucson, Arizona State, purchased the property from the Tibbals in 1987 (EPA website).  In 1991, Arimetco built and ran five lined heap-leach pads and commissioned a solvent extraction and electro-winning (SX-EW) plant, where tailings and low-grade ore were processed.  In January 1997, Arimetco filed for bankruptcy protection and continued its copper recovery operations through to November 1999.  In January 2000, the Yerington Copper Mine was abandoned and, since then, the Nevada Division of Environmental Protection (NDEP) has been managing the mine site to ensure that leach solution is appropriately dealt with (NDEP website).

In 2007, Quaterra Resources Inc. (Quaterra) received approval of the United States Court to acquire the Yerington Mine.  However, since May 2007, the mine has been under a review process.

6.2	Ann Mason Property

6.2.1	Anaconda, 1960 - 1980

Anaconda explored the Property extensively between 1967 and 1975.  In 1968, significant copper mineralization was discovered during a diamond drilling program and by 1970 a total of 92,000 feet (ft) of drilling was completed from 69 drill holes.

A re-evaluation of the geology was conducted from 1973 to 1975 and an additional 34,000 ft of drilling was completed from 27 drill holes.  Diamond drill core was re-logged for all holes on Sections 10,500 to 15,300 E.  Structure, rock type and sulphide mineralization were re-examined to determine factors controlling the distribution of ore in the deposit (Souviron, 1976).

In 1977, ARCO acquired Anaconda and its mineral rights.  Anaconda continued to delineate and develop the Ann Mason Deposit, and by 1980 a total of 133,134 ft (~40,580 m) of drilling was completed.

6.2.2	Arimetco, 1990

The Ann Mason Deposit was largely ignored during the 1980’s until Arimetco acquired the mineral rights to the Yerington Mine and to the Property.

In 1990, it is known that Arimetco drilled a 560 ft confirmation and assessment drill hole, however, the location, core and assay information of the drill hole were not available to confirm this.  No further work was conducted by Arimetco.  Since January 2000, Arimetco has been under bankruptcy protection and their assets subject to bankruptcy court.

6.2.3	Mount Isa Mines, 2002 - 2003

In June 2002, Australia based Mount Isa Mines, through their subsidiary, MIM acquired the Property (74 claims) from Arimetco, through bankruptcy court and staked an additional 6 claims (Pyle, 2003).  MIM completed a work program that included geological mapping, a geophysical survey using MIM’s proprietary 3D MIM digital acquisition system (MIMDAS), and reverse circulation (RC) drilling.  MIMDAS is a broad-band, high-resolution, distributed (multi-channel) acquisition system. MIMDAS was designed to acquire networked multi-channel electrical and electromagnetic (EM) and induced polarity (IP) geophysical data.

Results from the MIMDAS IP indicate that the main zone of mineralization in the drilled resource area is located on the eastern flank of a chargeability anomaly which is present on each of the lines to the north and west (Figure 6.1; Pyle, 2003). The size and magnitude of the chargeability feature as well as the shallow depth of the feature led MIM to speculate on the possibility of continuation of mineralization along its flank to the northwest.  From review of the drill hole data it also became clear that the core of the chargeability feature had not been tested by drilling.

MIM conducted an RC drilling program to test for shallow mineralization on the northwest portion of the chargeability anomaly (Pyle, 2003).  A total of 3,000 ft of drilling was completed in five holes.  The locations of the RC drill holes in relation to the chargeability anomaly are shown in Figure 6.1.

            Figure 6.1 Results of MIM Exploration Program (from Pyle, 2003)

6.2.4	Giralia Resources NL, 2003

Giralia Resources NL (Giralia), an Australian-based publicly listed junior mining company, acquired the Property from MIM in October 2003, following the acquisition of Australia based Mount Isa Mines Ltd. (MIM Holdings Ltd.) by Xstrata.  Giralia did not conduct any exploration activities on the Property.

6.2.5	PacMag, 2005 - 2009

In November 2005, Pacific Magnesium Corporation Ltd. acquired the mineral rights to the Ann Mason Project, along with three Australian copper-gold properties, from Giralia when the company entered into a scrip deal (merger agreement).  The agreement combined the outright purchase of Ann Mason Project and three other joint venture agreements (Blue Rose JV, Arrino JV and Corktree JV Projects).  Giralia subsequently became the majority shareholder in PacMag and currently holds 11.1% of shares as of December 2009.  On June 29, 2006, PacMag had their name changed from Pacific Magnesium Corporation Limited to PacMag Metals Limited

In 2006, PacMag conducted a drill program on the Property.  A total of 4,602 ft of HQ and NQ size diamond drilling was completed over three holes.  The Ann06001, a 2,000 ft drill hole, was drilled into the Ann Mason Deposit.  The other two drill holes, Ann06002 and Ann06003, were drilled to test exploration targets west and southwest of the deposit respectively.

In November 2006, PacMag retained Golder Associates Inc. (Golder) to complete a resource estimate on the Property.  The resource estimate was classified in compliance with the JORC Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (JORC Code, 2004).  Golder considered the Inferred Resource classification appropriate based on drill hole spacing, sample intervals, and geological interpretation of the Anaconda historical data.  PacMag’s drill hole, Ann06001, was included in the resource estimate.

In 2007, 2008 period, an additional seven drill holes were completed on the Property to test the chargeability anomaly discovered by MIM.

In November 2007, a scoping study was completed by Metallurgical Consultants Pty Ltd (MPC) (MPC, 2007) and found, at the time, that the project was most sensitive to copper price.

6.3	Historical Drill Hole Summary

Table 6.1 (below) summarizes the historical drilling completed on the Property.

Table 6.1	Ann Mason - Historical Drill Hole Summary (PacMag, 2006, 2008)

Date	Company	No. of Drill Holes	Drill Hole Size or Type	Total Footage (ft)	Remarks
1967 - 1968	Anaconda	8	NX, NC	13,300	Discovery of deposit
1969 - 1970	Anaconda	61	NX, NC	78,700	Delineation of deposit
1973 - 1975	Anaconda	27	NX, NC	34,025	Discovery of high grade zone in the west
1976 - 1980	Anaconda, ARCO	7	NX, NC	7,109	Assessment of west extension
1990	Arimetco	1	unknown	560	drill hole location and data unavailable
2002	MIM	5	RC	3,000	West of main resource area
2006	PacMag	3	HQ, NQ	4,602	One drill hole in core of the deposit.
2007 - 2008	PacMag	7	HQ, NQ	21,564
Total		107		164,174

6.4	Historical Resources

The historical mineral resource estimates cited herein do not conform to NI 43-101 Standards on Mineral Resources and Reserves.  The resource estimates, ‘reserves’ as some were then labelled, are reported for historical completeness only.  The estimates are of unknown reliability and should not be relied upon.  These estimates have been superseded by the resource estimate provided in Section 17.0 of this report.

6.4.1	Anaconda, 1976

In 1976, Anaconda estimated an ore reserve based on re-interpreted geology that demonstrated that grade distribution in the deposit is related to rock type distribution, with the highest grades generally associated with older rocks.  The ore reserve included all drilling up to drill hole D330.  These reserve estimations did not take into account seven drill holes completed subsequent to 1975.  Anaconda’s 1976 historical resource estimate is shown in Table 6.2 below.

Table 6.2	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)

Reserve Class	Cut-off Grade (%Cu)	Dry Short Tons (T)	%Cu
Indicated	> 0.5	41,076,200	0.57
Indicated	0.4 - 0.5	50,114,000	0.44
Probable	> 0.5	9,987,200	0.64
Probable	0.4 - 0.5	9,072,000	0.44
Total	0.4	110,249,000	0.51
1 dry short Ton = 0.9072 metric tonnes

6.4.2	PacMag, 2006

In 2006, PacMag retained Golder to produce a JORC compliant, but not NI 43-101 compliant, resource estimate based on Anaconda’s historical drill data.

The block model was developed using Maptek Pty Ltd’s Vulcan software where:

•	The in situ density factor used was 2.6 for all domains.

•	Geostatistical analysis was carried out on drill hole data composited to 10 ft intervals.

•	Grade estimates were interpolated using Ordinary Kriging based on variography parameters obtained from the geostatistical analysis (Golder, 2006).

•	Blocks 100 ft x 100 ft x 50 ft RL and sub-celled to 25 ft x 25 ft x 10 ft.

No capping of high grades was carried out prior to compositing of assay data, however, a five pass estimation plan was used for grade interpolation that included a final high grade restriction pass (HGR) (Golder, 2006).  This HGR pass was used to prevent the influence of high grade assays over large areas in the resource estimation.  The 2006 PacMag resource estimate is presented in Table 6.3 below.

Table 6.3	PacMag 2006 Inferred Resource Estimate (Golder, 2006)

Cut-off Grade (%Cu)	tonnes (x000 t)	%Cu	%Mo	Contained Copper (x000 t)
0.2	1,471,000	0.33	0.004	4,876
0.3	810,000	0.40	0.004	3,202
0.35	494,000	0.44	0.004	2,177
0.425	221,000	0.51	0.004	1,131
0.5	89,000	0.60	0.004	529

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Property is located “…within the western Basin and Range Province in Nevada on the east side of the Sierra Nevada Mountains. Within the Basin and Range, north trending normal faults have down-dropped basins on either side of upland ranges. In a similar setting in Lyon County, Nevada, the Singatse Range and Wassuk Range from the western and eastern boundaries, respectively, of the Mason Valley.” (Rozelle, 2009). The Property is located on the eastern flank of the Mason Valley.

The oldest rocks in the Yerington area of Mason Valley are an approximate 4,000 foot (~1,200 m) section of Late Triassic, intermediate and felsic metavolcanics and lesser sedimentary rocks, the McConnell Canyon Formation, associated with volcanic arc development along the North American continent during the Mesozoic.

This sequence is disconformably overlain by a series of Upper Triassic carbonates, clastic sediments, and volcaniclastics that are in turn overlain by the Norian Limestone, a massive limestone nearly 1,000 feet (~ 300 m) thick.  During the Upper Triassic - Lower Jurassic, a section of limestones, clastic sediments, tuffs, and argillites, in part correlative with the Gardnerville Formation, were deposited. The Ludwig Limestone, containing gypsum, sandstone, and arkose, overlies the Gardnerville Formation.

Mesozoic plutonism, possibly related to the igneous activity that formed the Sierra Nevada Mountains, followed during the Middle Jurassic with emplacement of the Yerington batholith of granodioritic composition and the Bear batholith of quartz monzonitic composition. Mesozoic plutonism, emplaced approximately 169 Ma (Proffett and Dilles, 1984), was closely followed by Middle Jurassic quartz monzonite porphyry dikes and dike swarms. Andesite dikes represent the final phase of Mesozoic igneous activity.

Mesozoic rocks were deeply eroded and then overlain by Mid-Tertiary tuffs and lesser sedimentary rocks. Coarser grained andesite dikes are tabbed as Tertiary. The entire package was subsequently faulted along north-trending, down-to-the-east dipping faults that resulted in extension and major westerly tilting.

From Clifford, 2006:

During Triassic and Jurassic time the Yerington area was occupied by a shallow sea.  A sedimentary sequence of argillites, shales, volcanics tuffs and limestones were deposited over a basement of older volcanics.  During the later Jurassic the sediment sequence was deformed into a series of north-west trending folds and faulted along a trend sub parallel to the fold axis.  The structural zones of weakness helped guide the emplacement of a batholith of granodiorite and quartz monzonite… 150 - 160 million years ago…. Known as the Northern Batholith, it is responsible for the formation of the porphyry copper centres of the Yerington District.

The batholithic intrusion is made up of three phases. The first intrusive phase consists of granodiorite, diorites and quartz diorites. These rocks act as a host to the porphyry copper mineralization in the Ann Mason and Yerington Mine deposits. The second intrusive phase is an equigranular quartz monzonite. The third intrusive phase consists of a stock of coarse grained porphyritic quartz monzonite which intrudes along the contact of the above phases one and two. It is postulated that this phase has generated the bulk of mineralization in both the Ann Mason and Yerington deposits.

During and after mineralization, major faulting occurred near the southern margin of the district along east-west to northwest trending normal faults. Several later volcanic events and episodes served to bury the Yerington district beneath extensive dacitic to rhyolitic ash flows. Subsequent basin and range faulting caused extreme east-west extension of the district and tilting of all rocks to the west by about 60°.

7.2	Property Geology

From Clifford, 2006:

The Ann Mason Deposit occurs entirely within the Yerington District Northern Batholith previously described. It is hosted by the granodiorite and quartz monzonite rocks associated with the batholith, the contact of which trends north westerly and apparently served as a structural locus for porphyry mineralization.

The batholith and deposit are cut by the post Miocene Singatse Fault, the hanging wall (upper plate) of which covers a large portion of the known extent of the deposit. Portions of the periphery of the deposit are exposed to the south and west of the Singatse Fault outcrop.

A property geology map is provided in Figure 7.1.

Figure 7.1	Property Geology Map

119.15°W
39°00' N
N
LEGEND
Ann Mason Property (approx.)
QUATERNARY DEPOSITS
Qal
Undivided alluvial deposits. Recent sand, gravel, fanglomerate, floodplain, and lake deposits; includes some older dissected and tilted pediment gravels that may be as old as late Tertiary.
TERTIARY VOLCANIC ROCKS
Trt
Twh
Tru
Tgm
Mickey Pass Tuff. Trt: white tuff; map unit 7 of Proffett and Proffett (1976). Up to 370 feet of white, pale green, or pale pink rhyolitic unwelded tuffs and tuffaceous sedimentary rocks. Twh: Weed Heights Member; map unit 6 of Proffett and Proffett (1976) dated at 27 ± 1 m.y.; buff to lavender to red-brown, moderately welded, moderately crystal-rich ash-flow tuff with plagioclase, sanidine, quartz, biotite, and abundant white pumice. Tru: unwelded tuff; map units 4 and 5 of Proffett and Proffett (1976). White, poorly welded rhyolitic tuff and overlying rhyolitic sedimentary rocks up to 160 feet thick. Tgm: Guild Mine Member; up to 2660 feet of compositionally zoned quartz latite ash-flow tuff, dated at 27.5 ± 1 m.y. (Proffett and Proffett, 1976); dark brown, strongly welded, crystal-rich tuff with plagioclase, biotite, and augite near base that grades upward to lavender-colored, moderately welded tuff with sanidine, quartz, some plagioclase, biotite, and large white pumice.
JURASSIC INTRUSIVE ROCKS
Jqmp
Jpg
Jpqm
Jqm
Jbqm
Jgd
Yerington batholith. A composite, differentiated, shallow-level calc-alkalic/alkali-calcic batholith; large areas are hydrothermally altered. Hosts three porphyry copper deposits and is associated with several copper and magnetite skarns. Concordant U-Pb zircon dates (J. H. Dilles and J. E. Wright, unpub. data) show that early granodiorite is 169 m.y. old and youngest quartz monzonite porphyry is 168 m.y. old (samples from 1.5 to 3 miles SW of Weed Heights). Seven hornblende K-Ar dates range from 143 to 173 m.y. old and five biotite K-Ar dates range from 91 to 148 m.y. old (Anaconda, unpub. data).
SCALE
metres
1000
feet
3000

   Source: Proffett and Dilles, 1984

7.3	Rock Types

From Clifford, 2006:

The intrusive rocks from the Ann Mason area are similar to those exposed in the Yerington Mine. The early equigranular rocks, granodiorite and quartz monzonite are typical of the regional batholith. The later porphyries, which intrude the above equigranular rocks, show a broader differentiation and possibly a broader age range than is seen in the Yerington pit.  In Anaconda mapping ten porphyry variants have been defined; a porphyritic quartz monzonite, a porphyritic aplite, a mafic porphyry and seven quartz monzonite porphyries labelled A, AB, B, Bq, Bm, C and D, which are listed according to their probable ages from oldest to youngest.  In addition to the above-mentioned rock types, an igneous breccia and a late diorite dike were intersected on Section 13,600 E at Ann Mason, and numerous late andesite dykes are distributed unevenly through the area.

The differences between the various quartz monzonite porphyries are quite clear in the shallower exposures where they occur in dike-form, generally cutting granodiorite and occasionally cutting each other. Down-section these dikes converge into a "root zone" where they merge together and with porphyritic quartz monzonite forming a large mass in which their individual characteristics become much less distinct.

The mafic porphyry apparently is related to early granodiorite, while QMP-A, QMP-AB and the porphyritic aplite bear a closer relation to quartz monzonite. The later B, Bq, Bm, C and D porphyries have characteristics resembling porphyritic quartz monzonite and are thought to derive from it.

The overlying Tertiary volcanic series composed mainly of ignimbrites and hornblende andesite was not reviewed by Souviron in the 1976 re-examination of the Ann Mason area, nor by PacMag.

Granodiorite

Most of the country rock is granodiorite, which outcrops south of the surface expression of the Singatse Fault and is the host rock for all the younger intrusives in the area.

In the immediate Ann Mason area the granodiorite tends to mafic quartz monzonite and is characterised by more abundant graphic quartz that in normal granodiorite, plagioclase greater than K-spar, and 15-20% shreddy mafics mostly after hornblende. Texturally the granodiorite is fine grained and tends to be subporphyritic.

Quartz Monzonite

The majority of the quartz monzonite is located along the northern portion of the Ann Mason area, and mostly east of Section 14,300 E. West of this section the quartz monzonite grades to finer-grained border quartz monzonite which is last seen on Section 10,500 E.

The quartz monzonite is medium grained, equigranular to weakly porphyritic. Plagioclase and orthoclase in roughly equal amounts are the major constituents and total 60-70% of the rock, quartz is 20-25%, 5-10% are mafics, with the rest made up of accessory minerals such as sphene, apatite and magnetite.

Border quartz monzonite is mineralogically similar but finer grained, contains more quartz and tends to be subporphyritic.

Porphyritic Quartz Monzonite

Porphyritic Quartz Monzonite Is most abundant in the eastern portion of the District at depth. The texture of porphyritic quartz monzonite varies from an equigranular matrix of plagioclase, quartz and K-spar, with sparse and fairly large K-spat phenocrysts, to a weak porphyritic texture with an incipient groundmass development and abundant K-spar phenocrysts. The mafic content averages between 5 and 10%, with approximately 1/3 biotite books. Quartz eyes are absent.

PQM is cut by QMP A and all subsequent quartz monzonite porphyries (no direct relation with QMP D was seen).

Mafic Porphyry

Mafic Porphyry occurs mostly within the "root zone" and generally associated with porphyritic quartz monzonite. A few shallower exposures associated with Granodiorite were also seen towards the western margin of the deposit. Mafic porphyry is characteristically fine-grained, with 60% or more, grainy groundmass composed primarily of small biotite books and hornblende, sparse phenocrysts of biotite and plagioclase, up to 3% quartz eyes, and occasional K-spar phenocrysts.

Porphyritic Aplite

Porphyritic aplite is found only sparsely and closely associated with QMP-A and -AB. It is an aplitic rock with minor phenocrysts of quartz and feldspar and occasional mafics. Age relations show the aplite cutting granodiorite and cut by QMP-B.

QMP-A and QMP-AB

QMP-A and AB surface exposures indicate an east-west to north-westerly trend and dips to the south, which are consistent with the information developed by drilling. QMP-A has 40-60% medium-grained aplitic ground-mass with occasional patches of graphic material, 5% fine-grained and shreddy mafics, 5% quartz eyes, no large K-spar phenocrysts, and 30-40% feldspar phenocrysts which are generally smaller than 5mm.

QMP-AB is similar, excepting that it contains large K-spar phenocrysts. Both QMP-A and -AB are commonly albitized.

QMP-B

QMP-B is the most abundant of the porphyries. On surface it strikes N 50º W to N 70º W and dips 35º to 55º to the north. QMP-B is generally characterised by 50% very fine-grained groundmass which contains small feldspar phenocrysts and hornblende, 5-10% coarse mafics with many biotite books, less than 5% quartz eyes, and 5-10% large K-spar phenocrysts. The "root zone" QMP-B differs from the above in that it has a coarser, grainy groundmass which will occasionally tend towards an aplitic texture, it can be distinguished from QMP-AB because of its characteristic biotite books.

QMP-B, -Bq and -Bm cut QMP-AB and porphyritic aplite.

QMP-Bq

QMP-Bq differs from QMP-B in that it contains 10% or more quartz eyes. In the "root zone" QMP-Bq also develops a grainy groundmass, and the quartz eyes tend to be more irregular and to have less euhedral outlines. On surface QMP-Bq develops mostly in the western portion of the Ann Mason area, strikes north-westerly and dips to the north.

QMP-Bm

QMP-Bm appears irregularly on surface but generally tends to subparallel QMP-B. QMP-Bm is characterised by abundant, small and needle-like laths of hornblende in the groundmass. This groundmass is very fine-grained and makes up 50% of the rock. Coarse mafics (mainly hornblende laths) total 10%, quartz eyes 10-15%, and large K-spar phenocrysts up to 5%.

QMP-C

QMP-C - chilled porphyries are generally found along the borders of quartz monzonite porphyries, also within the porphyries themselves, and within granodiorite and quartz monzonite. They are most commonly found along the borders of QMP-B and QMP-Bm.

QMP-D

QMP-D is oriented N 70º W and dips 30º - 60º North. It is only found in the upper portion of the section and apparently cuts all other porphyries. QMP-D normally has a lower groundmass content (less than 50%) that other porphyries, and this groundmass tends to be aphanitic and choked with small feldspar phenocrysts. Mafics, mostly hornblende, make up 10% or more of the rock, quartz eyes generally less than 5% to occasionally 10%, large K-spar phenocrysts 5-10%, and abundant sphene usually altered to quartz-rutile is a common accessory mineral. The difference between QMP-B and Amp D is not always clear-cut, and in certain cases an intermediate rock-type labelled QMP-BD has been mapped. Furthermore, in some instances (Sections 13,600 E to 14,500 E) QMP-B appears to grade QMP-D as it moves up-dip and to the south.

QMP

Some quartz monzonite porphyries did not fit any of the classifications described above. They have been labelled QMP in the accompanying sections.

Igneous Breccia

Igneous Breccia was only found in three diamond drill holes, D-117, D-118 and D-234, and the only major intersection was found in the latter. It is composed mainly of granodiorite with fragments of aplite, mafic porphyry and QMP (probably Types A & B). Truncated quartz veinlets are also commonly found.

Diorite

A coarse-grained diorite was intersected by three drill holes (D-176, D-222 and D-234) on Section 13,600 E. This rock type is weakly pyritized and contains 20-30% hornblende and less than 5% quartz.

Andesite Dykes

Several narrow andesite dikes which cut the quartz monzonite porphyries and earlier equigranular intrusives are intersected by various diamond drill holes. On surface these dikes have random directions, from east-west to north-westerly. The subsurface intersections indicate a probable steep northerly dip (Section 15,100 E). The andesite is fine-grained and fresh to chloritized with very weak pyrite mineralization.

7.4	Structure

From Clifford, 2006:

Re-logging of the core from Ann Mason by Anaconda indicated a wide zone of faulting which cuts all of the intrusive rocks and has a cumulative displacement in excess of 500 feet. This zone flanks the south side of the deposit and is composed of a series of sub-parallel fault strands striking approximately N 70º W and dipping 60º - 80º south, over a width of 1,000 ft to 1,500 ft. The southern strands of the fault zone have caused most of the displacement which is north side up in the present position of Ann Mason. In pre-tilt position the fault zone trended approximately N 60º E and dipped about 70º south.

The flat extensional spoon-like Singatse Fault is the major Tertiary structure on Ann Mason and it postdates the above described zone of steep faults.

7.5

Alteration

From Clifford, 2006:

Copper mineralization does not follow a simple zoning pattern which may be correlated across various rock types and different degrees of alteration (Brox and Howard, 1974).  To the contrary, the better copper grades are associated with the older intrusives, and strong sericitization and albitization generally carry weak copper mineralization.

The following correlations have been considered when evaluating the Ann Mason deposit:

1.
Highest grades are generally associated with the older intrusives, especially within the zone of chalcopyrite ≥ 3 : pyrite 1 and in the upper portion of the bornite zone. This holds true for granodiorite, aplites, mafic porphyries and sometimes PQM and QMP-A. The later porphyries are generally lower grade, with end member QMP-D carrying almost no copper values.

2.
Strong albitization and strong sericitization preclude strong copper mineralization. It is not clear whether albitization is an early or late feature. The former seems more possible and it is probably the lack of mafics in strong albitized rock which made it a poor host for copper deposition. Strong sericitization is usually found in the low copper-high pyrite zone, and also associated with strong structural zones where copper appears to have been flushed out.

3.
Quartz veining seems to carry a closer relation to copper mineralization than had previously been recognised. Although it is more generally associated with molybdenite, whereas copper favours more mafic sites, quartz veining of the A and B types does carry important copper in the better granodiorite and QMP-A and, to a lesser extent, in igneous breccia, PQM and B series porphyries in the "root zone".

4.
The better molybdenite mineralization is more erratic and is associated with quartz veining, with the disseminated mineralization normally confined to the "root zone" especially in PQM, QMP-AB, QMP-B and QMP-Bq rock types.

Table 7.1 shows the nomenclature used by PacMag in logging new core holes.

Table 7.1	PacMag Alteration Logging Convention (PacMag, 2006)

	Code	Description	Alteration
	0	Absolutely Fresh
	30	Most hornblende à chlorite, usually with epidote in granodiorite
	40	Significant biotite à chlorite, all hornblende à chlorite. Same mgt remains (variable magnetic susceptibility, usually > 1,000)
Chlorite + Epidote ↑	50	Total or near total biotite à chlorite. May also have Ab, Sr and local Kt in Ann06002. (biotite à white mica). Variable magnetic susceptibility from 1,000 to < 10).
Biotite ↓	60	Biotitization of mafics	Bi ± (Sr) ± (Ab)
	70	Mafics all secondary biotite, also some sericite and/or albite	Bi + Sr ± (Ab) or Bi ± Ab ± (Sr)
	80	Total replacement of mafics by biotite ± sericite, losing textural definition	Bi + Sr ± Ab
à indicates ‘altered to’

7.6	Gypsum

Special attention was given to the distribution of gypsum in the re-logging of Ann Mason core by Anaconda. It was hoped that the uneven distribution noted in some of the early mapping on Sections 13,600 E and 15,100 E would provide a better measure of the faulting which has affected the deposit.

A correlation of gypsum zones indicates that the uneven distribution is not only related to faulting, but more so to a selective leaching of what is believed to have been a fairly regular gypsum zone.

To the north, and under the thicker volcanic cover, gypsum has been preserved and occurs as a fairly flat zone averaging between 350 and 700 feet thick, with its upper limit lying between 100 and 300 feet below the Singatse Fault zone which it roughly parallels.

Where the volcanic cover disappears, gypsum distribution is irregular. West of Section 13,900 E gypsum is found in two to three sub-parallel zones varying in width from 20 to 370 feet and lying between 650 and 1650 feet below surface, apparently as the remnants of a once-massive gypsum zone now broken by a combination of faulting and partial leaching. On Section 13,900 E and to the east no gypsum was observed south of the volcanic cover, probably due to stronger leaching where it was less protected from percolating surface water.

8.0	DEPOSIT TYPE

The Ann Mason Deposit is a copper molybdenum porphyry deposit with a significant presence of molybdenum.  Porphyry deposits refer to large, relatively low grade, epigenetic, intrusion-related deposits.  Porphyry deposits occur close to or in granitic intrusive rocks that are porphyritic in texture.

Porphyry deposits, such as those at Ann Mason, are usually the result of the several episodes of magmatic activity; therefore, dykes swarms and intrusive breccias are common.  Porphyry deposits may be found in any type of country rock and there are often wide zones of closely fractured and altered rock surrounding the intrusions.

As is described following, this country rock alteration is distinctive and changes as you approach mineralization.  Where sulphide mineralization occurs, surface weathering often produces rusty-stained bleached zones from which the metals have been leached; if conditions are right, these may redeposit near the water table to form an enriched zone of secondary mineralization.

8.1	Distribution and Age

Porphyry copper provinces seem to coincide, worldwide, with orogenic belts. This remarkable association is clearest in Circum-Pacific Mesozoic to Cenozoic deposits but is also apparent in North American, Australian and Soviet Paleozoic deposits within the orogenic belts.

Porphyry deposits occur in two main settings within the orogenic belts; in island arcs and at continental margins. Deposits of Cenozoic and, to a lesser extent, Mesozoic age predominate.

Paleozoic age are uncommon and only a few Precambrian deposits with characteristics similar to porphyry coppers have been described (Kirkham, 1972; Gaal and Isohanni, 1979). Deformation and metamorphism of the older deposits commonly obscured primary features; hence they are difficult to recognize (Griffis, 1979).

8.2	Porphyry Copper Classification

Porphyry copper deposits comprise three broad types: plutonic, volcanic, and  "classic".

Plutonic porphyry copper deposits occur in batholithic settings with mineralization principally occurring in one or more phases of plutonic host rock. Volcanic types occur in the roots of volcanoes, with mineralization both in the volcanic rocks and in associated comagmatic plutons.

Classic types occur with high-level, post-orogenic stocks that intrude unrelated host rocks; mineralization may occur entirely within the stock entirely in the country rock, or in both. The earliest mined deposits, as well as the majority of Cenozoic porphyry copper deposits, are of the classic type.

Their characteristics, particularly for deposits in the southwest United States, have been extensively described (Titley and Hicks, 1966; Lowell and Guilbert, 1970). The term "classic" has been applied to them because of their historical significance, because of the role they played in development of genetic models, and because no other term currently in the literature adequately describes them. Deposits of this type have variously been labelled simple, cylindrical, phallic (Sutherland Brown, 1976) and hypabyssal.

Intrusions associated with porphyry copper deposits are diverse but generally felsic and differentiated. Those in island arc settings have primitive strontium isotopic ratios (87Sr/86Sr of 0.702 to 0.705) and, therefore, are derived either from upper mantle material or recycled oceanic crust. In contrast, ratios from intrusions associated with deposits in continental settings are generally.

9.0	MINERALIZATION

The primary mineralization at the Ann Mason deposit is copper and molybdenum.  When originally discovered by Anaconda in 1969, copper sulphides were the only mineralization sought after.  In 2002, MIM analysed historic drill core from Anaconda’s drilling and found levels of molybdenum that may be economic.  Gold and silver were also found during this re-assaying program but the assay values were of limited economic value and are not considered in the resource model.

Copper occurs in the deposit as copper sulphides such as bornite, chalcopyrite and minor chalcocite and malachite.

9.1	Sulphide Zoning

From Clifford, 2006 and Souviron, 1978:

Sulphide zoning overlays have been constructed by PacMag for all vertical sections between 11,900 E and 16,100 E at nominal 200 foot spacing between sections. These overlays were prepared from the megascopic examination of drill hole data as logged on paper log sheets by the Anaconda geologists and recorded into the Access database by PacMag.  Table 9.1 shows the ratios used to define the sulphide facies.

Table 9.1	Sulphide Facies Ann Mason

Sulphide Facies	Sulphide Mineralization Code	Logged as	Ratio with Respect to Pyrite (py)
Pyrite	py	py ≥ 3:cp 1	> 3:1 py
Pyrite - Chalcopyrite	py cp	py3:cp1 to cp3:py1	3:1 py to 1:3 py
Chalcopyrite	cp	cp ≥ 3:py 1	1:3 py
Bornite	bn	cp bn
Malachite	ma	malachite
Molybdenum	mo	molybdenum
Sulphide	su	unspecified sulphide mineralization
                (source: Clifford, 2006)

The pattern which evolves is that of a typical porphyry copper; an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.  At Ann Mason, this zoning is somewhat modified by the pyritic character of the late QMP-D intrusive, by the steep pre-Tertiary faulting, and by the regional tilt to the west.  QMP-D breaks the simple concentric pattern due to its pyritic character; in the chalcopyrite zone QMP-D dikes are still pyritic, and in the few instances where they traverse the chalcopyrite-bornite zone they contain pyrite and chalcopyrite.  Anaconda interpreted that steep faulting further modifies the sulphide zoning and appears to have segmented and successively uplifted the ground to the north along individual fault strands, however this was not apparent in the PacMag interpretation. The westerly tilting of the district has also affected the zoning pattern, and consequently the picture which we presently see on the north-south sections corresponds to the pre-tilt horizontal patterns at different elevations.

The present zoning pattern shows a central low-sulphide chalcopyrite-bornite core, which is deeper to the south and closer to the surface in the north.  The enveloping chalcopyrite-pyrite zone is well-developed on the upper side of this core, but only a hint of it can be seen at depth, and finally an upper (outer) sulphide-rich, pyritic zone more strongly developed to the south and west, and partially cut off by the Singatse Fault to the north.

West of Section 12,800 E (i.e. west of the Ann Mason Deposit) the zoning pattern becomes increasingly pyritic, which is consistent with the pre-tilt top of the deposit.  No bornite and only minor chalcopyrite-pyrite was mapped west of this section, however a plunge to the system indicates it should be present below existing drilling.

10.0	EXPLORATION

Entrée Gold has not conducted any exploration activities on the Property.

From 2006 to 2009, PacMag compiled historical exploration data collected from previous owners of the project and conducted a drill core re-assay program for quality control / quality assurance (QA/QC) of the historical assay database.

Between 2006 and 2008, PacMag also conducted a drill program to confirm the Ann Mason Deposit, to test extensions of the deposit to the west and to test historic chargeability anomalies.

10.1	Drill Core Re-Assay Program, PacMag, 2006-2009

From 2006 to 2008, PacMag completed a drill core re-assay program that consisted of analyzing drill core from 22 historic Anaconda drill holes.  The program was established to verify the composite molybdenum assay values stated by Anaconda.

The 22 drill holes total 12,356 ft of drill core.  A total of 1,505 three foot samples (4,515 ft) were collected from the 22 drillholes representing 137 Anaconda composite samples.

The results of the re-assay program, representing 36% of the sampled drill holes, showed no bias in molybdenum composite results between those of PacMag and Anaconda.  A Q-Q plot comparing the PacMag molybdenum composite results versus those from the Anaconda data is shown in Figure 10.1.

Figure 10.1	PacMag vs. Anaconda Mo Weighted Average Assays Q-Q Plot

11.0	DRILLING

Entrée Gold has not conducted any drilling programs on the Property.

11.1	PacMag, 2006 - 2008

Between 2006 and 2008, PacMag completed 12 drill holes for a total of 22,878 ft on the Property.  All drill holes were collared by an RC drill contractor up to 600 ft .  A second drill contractor was brought in to complete the drill hole with HQ and NQ size core rods.

Of PacMag’s 12 drill holes, two drill holes were completed either within or in proximity to the Ann Mason deposit. These are Ann06001 and Ann06002.  All other drill holes were completed to investigate other portions of the property and do not fall within the bounds of the resource estimate. Table 11.1 summarizes all drilling completed by PacMag.

Table 11.1	Ann Mason - Historical Drill Hole Summary (PacMag, 2006)

	Date	Length (ft)	Pre-collar	Core Size	Bearing (°Az)	Dip (°)
Ann06001	2006	2,000	RC (600 ft)	HQ, NQ	303°	-60°
Ann06002	2006	1,802	RC (600 ft)	HQ, NQ	190°	-60°
Ann06003	2006	1,800	RC (600 ft)	HQ, NQ	220°	-60°
Ann07001	2007	2,000	RC		358°	-60°
Ann07002	2007	580	RC (580 ft)	*	145	-50°
Ann07003	2007		RC (500 ft)	**	145°	-50°
Ann07004	2007	3,000		HQ, NQ
Ann07005	2007	2,003	RC	HQ, NQ	066°	-60°
Ann07006	2007	3,200	RC	HQ, NQ	306°	-72°
Ann07007	2007	2,186	RC	HQ, NQ	087°	-62°
Ann07008	2007	1,747	RC	HQ, NQ	106°	-73°
Ann07009	2008	1,860	RC	HQ, NQ	090°	-70°
Ann08001	2008	700	RC (440 ft)	HQ, NQ	248°	-55°
Total		22,878
* Ann07002 was abandoned
** Ann07003 is the pre-collar to Ann07004, drilled several metres from Ann07002

Most drill holes were initially pre-collared by RC drilling followed by diamond drilling with HQ and NQ sized drill rods.

Drill hole Ann06001 was drilled into the core of the deposit to confirm historic drilling conducted by Anaconda and encountered intersections with significant copper and molybdenum values.

Drill hole Ann06002 was drilled approximately 1,400 ft west of the deposit to test the western extension of the deposit and a chargeability anomaly.

Drill hole Ann07001 was drilled from Anaconda’s D293 drill site, located approximately 1,700 ft northwest of the deposit.

Drill hole Ann07002, was drilled from Anaconda’s D325 drill hole location also to the northwest of the deposit and within 100 ft of Ann07001.  This drill hole was abandoned after problems with the RC pre-collar drilling.  The drill rig was moved several metres and Ann07003 was drilled to 600 ft as a pre-collar to Ann07004.  Drill hole Ann07004 encountered several significant copper values; however, the drill hole is located too far to the northwest of the Ann Mason deposit to have a significant impact on the deposit.

12.0	SAMPLING METHOD AND APPROACH

Entrée Gold has not conducted any sampling or QA/QC programs on the Property.

12.1	Core Re-Assay Program, PacMag, 2006

In 2006, PacMag conducted a QA/QC assay check program on copper and molybdenum values.  The results from this program were included in the Golder 2006 resource estimate.  The following is an extract of the core re-assay program from Clifford, 2006, to provide a basis for the confidence in using the historic data from Anaconda for resource estimation purposes.

A drill core re-sampling program of 22 drill holes was completed by PacMag to assess the validity of the previous Anaconda (CMS) composite analyses.  Limited metadata was available to PacMag on the sampling and analysis method used by Anaconda for the broad composites but it is assumed that the composites were pulp or coarse rejects from the original 3 ft core samples re-analysed for Cu, Mo, S and Au by Atomic Absorption Spectroscopy (AAS).

A total of 1,505 new samples, collected by PacMag, covered 137 Anaconda composite samples or approximately 12,356 ft of drill core.  These samples were analyzed for molybdenum and represents greater than 10% of the total core drilled by Anaconda.

For each of the 137 Anaconda composite samples, an equivalent weighted average molybdenum grade was calculated for the PacMag assay values.  The length of the composite samples versus those calculated from the PacMag samples has an average difference of 0.59 ft, with a maximum difference of 20.4 ft.  The results are presented in Table 12.1 below.

Table 12.1	Comparative Statistics for Molybdenum

	PacMag Re-Assay			Anaconda Data
Range (ppm Mo)	Average (ppm Mo)	Standard Deviation	Coefficient of Variance	Average (ppm Mo)	Standard Deviation	Coefficient of Variance
0 - 50	19.54	13.85	0.71	22.26	10.04	0.45
50 - 100	77.02	16.93	0.22	71.86	16.04	0.22
> 100	203.12	95.89	0.47	196.44	105.88	0.54
Total	91.62	95.87	1.05	89.43	95.81	1.07

The average grade of length-weighted PacMag samples versus those of Anaconda shows no significant difference with a total average grade of 92 ppm Mo and 89 ppm Mo respectively.  X-Y scatter plots show a modest scatter of results indicating fair repeatability interpreted to reflect the coarse grained nature of the molybdenite as disseminated blebs and veins.

12.2	Relative Density

The following is taken from Clifford, 2006.

Sample Selection

PacMag selected core samples to cover the full range of lithologies, sulphide mineralization and sulphide percentages in order to determine if lithology, sulphide type and/or sulphide content have an impact on the relative density of individual samples of rock types, within the deposit, that are known to have very similar composition.

Samples of Anaconda’s drill core, of approximately 1 kg, were collected and cleaned of contaminants (particles, drill mud) and preference was given to larger pieces of representative drill core.

As part of PacMag’s QA/QC, density measurements were collected from their drill hole Ann06001 at every 10 ft interval.

Method

All core samples were dispatched to ALS, in Reno, and relative density measurements were determined by two methods depending on the nature of the sample.  That is, samples that were porous and cavity rich were noted and were analyzed by waxed method.  All other samples were determined by the non-waxed method.

Bulk Samples

The core section (up to 6 kg) was weighed dry for the non-wax method (ALS code OA-GRAD08) or was covered in paraffin wax in the case of the wax method (ALS code OA-GRA08a) and weighed.  The sample was then weighed while it is suspended in water and the specific gravity (SG) was calculated from the following formulas:

Non-Wax method:	SG =	Weight of Sample (g)
Weight in air (g) - Weight in Water (g)

Wax method:	SG =	A
B - C - ( ( B - A ) / Dwax )

where:	A = Weight of sample (in air) (g)	C = weight of waxed sample in water
	B = Weight of Wax sample in air	Dwax = Density of wax

Results

The significant rock types based on the Anaconda drill logs are summarized in Table 12.3 below:

•	Quartz monzonite porphyries (QMP rock types) represent 54% of the logged rock types

•	Granodiorite represents 24% of the logged rock types, and;

•	Porphyritic quartz monzonite (PQM) represents 10% of the logged rock types.

The variation of density with respect to sulphide species for the same rock type shows no meaningful variation that is statistically significant.

The variation with percentage of sulphide present within a given rock type shows a weak trend towards an increase in density with an increase in the sulphide content for all the quartz monzonite porphyry (QMP ) dykes, however it is not statistically significant with the variation between the highest and the lowest values within one standard deviation of the mean.  For the granodiorite (GD) and the quartz monzonite porphyry stock (QMP) the trend towards higher density with sulphide content does not exist based on sampling to date.

With respect to variation of density with rock type; the porphyritic quartz monzonite (PQM) has the same average density as the quartz monzonite porphyries (QMP) of 2.56 while granodiorite (GD) is slightly denser with an average value of 2.60.  The variation is geologically reasonable and probably reflects the slightly higher percentage of mafic minerals present in the GD versus the QMP suite.  Alteration of mafic minerals to predominantly sericite and the introduction of variable amounts of sulphide contents introduced during metasomatic processes will account for the variation observed within the results.

PacMag also determined that the average density for the non-mineralized andesite (AN) was 2.80.  Wardrop considers the average density of 2.60 to be slightly conservative and uses a density of 2.63 for felsic intrusive rocks.  See section 17.2 (below) for further discussion.  A density of 2.80 is considered to be appropriate for overlying, non-mineralized andesite.

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Taken from PacMag, 2006:

Sample Preparation, Anaconda

Limited metadata is available on previous Anaconda sampling methods and analysis. All Anaconda core samples were hand split with routine copper samples at 3’ (~1 m) intervals.

Sample Preparation, PacMag

All PacMag samples were dispatched as chip samples (from RC drilling) or half core cut from HQ or NQ diamond drill core to ALS Chemex in Reno, Nevada.  All sample preparation was performed by ALS Chemex in Reno along with fire assay analysis whilst base and trace metal analysis was performed on pulps in the ALS Chemex Vancouver facility.

Samples were crushed to greater than 70% passing -2 mm sieve, 1 kg was riffle split and pulverized to greater than 85% passing 75 µm in a mixer mill. The sample preparation and check assay program is as shown in Figure 13.1.

Figure 13.1	Core Sample Preparation (PacMag, 2006)

½ core ~ 6 -12 kg
> 70% passing crush -2 mm screen
1:30 = 63
1 kg
Coarse Reject
Pulverize to 85% passing 75mm screen
1:30 = 63
Assay Pulp
Fine Reject
200g pulp
Fire Assay (FA) 30g Av-AA23
4 acid digest; ICP-AES/MS, Cu-Mo, 25 element
All Mo values > 300 ppm re-assayed by ME-MS61, 4 acid digest; ICP-AES/MS

Analysis Methodology

Digestion

All PacMag base metal and trace element samples were digested by a four acid "near-total" digestion. This method quantitatively dissolves nearly all elements for the majority of geological materials. Only the most refractory minerals, such as zircons, are partially dissolved using this procedure.

Base Metal Analysis

The two analytical methods were used to assess base and trace metal element grades.

•
Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) (ALS code ME-ICP61a).  ICP-AES is considered appropriate for intermediate levels of copper (0.001% - 10%).  The analysis ranges are shown in Table 13.1.

Table 13.1	ICP-AES Detection Limits

Analytes	Ranges (%)	Analytes	Ranges (%)	Analytes	Ranges (%)	Analytes	Ranges (%)
Ag	(1-200 ppm)	Cd	(0.001-1)	Mn	(0.001-10)	Sr	(0.001-10)
Al	(0.05-30)	Co	(0.001-1)	Mo	(0.001-10)	Ti*	(0.05-20)
As	(0.005-10)	Cr*	(0.001-10)	Na	(0.05-20)	V	(0.001-5)
Ba*	(0.01-5)	Cu	(0.001-10)	Ni	(0.001-10)	Zn	(0.002-10)
Be	(0.001-1)	Fe	(0.05-30)	Pb	(0.002-10)
Bi	(0.002-5)	K	(0.1-20)	S	(0.01-30)
Ca	(0.005-30)	Mg	(0.05-30)	Sb	(0.005-10)

25 elements were analysed by HF-HNO3-HClO4 acid digestion, HCl leach and ICPAES.  Note: for elements marked with * digestion may be incomplete.

•	ICP-AES and mass spectrometer (ICP-MS) determination (ALS code ME-MS61).

For all samples with greater than 300 ppm molybdenum as determined by ME-ICP61a, a second digestion was employed (ME-MS61) to assess the rhenium values and obtain a wider range of trace element as shown in Table 13.2.  This method also accounts for higher range molybdenum (Mo) values and where available, was selected as the preferred method to be used in the resource estimation by separately flagging out these results in the database.

Table 13.2	ICP-MS Detection Limits (ppm)

Analytes	Ranges (ppm)	Analytes	Ranges (ppm)	Analytes	Ranges (ppm)	Analytes	Ranges (ppm)
Ag	(0.01-100)	Cu	(0.2-10,000)	Na	(0-01%-10%)	Ta*	(0.05-100)
Al	(0.01%-25%)	Fe	(0.01%-25%)	Nb	(0.1-500)	Te	(0.05-500)
As	(0.2-10,000)	Ga	(0.05-500)	Ni	(0.2-10,000)	Th	(0.2-500)
Ba*	(10-10,000)	Ge	(0.05-500)	P	(10-10,000)	Ti*	(0.005%-10%)
Be	(0.05-1000)	Hf	(0.1-500)	Pb	(0.5-10,000)	Tl	(0.02-500)
Bi	(0.01-10,000)	In	(0.005-500)	Rb	(01-500)	U	(0.1-500)
Ca	(0.01%-25%)	K	(0.01%-10%)	Re	(0.002-50)	V	(1-10,000)
Cd	(0.02-500)	La	(0.5-500)	S	(0.01%-10%)	W*	(0.1-10,000)
Ce	(0.01-500)	Li	(0.2-500)	Sb	(0.05-1000)	Y	(01-500)
Co	(0.1-10,000)	Mg	(0.01%-15%)	Se	(1-1000)	Zn	(2-10,000)
Cr*	(1-10,000)	Mn	(5-10,000)	Sn*	(02-500)	Zr*	(0.5-500)
Cs	(0.05-500)	Mo	(0.05-10,000)	Sr	(02-10,000)

47 elements were analysed by HF-HNO3-HClO4 acid digestion, HCl leach and combination of ICPMS and ICPAES. Hg determined using separate digestion.

Gold

Gold assay values were determined by fire assay and with atomic absorption spectroscopy finish (FA-AAS) using a nominal sample weight charge of 30 g. The stated detection range for gold is 0.001 - 10 ppm Au.

Standards

Reference standards were inserted with all PacMag samples submitted for reanalysis of Anaconda core, new PacMag core and RC chips.  Standards were obtained by Geostats Pty Ltd, Perth, Australia.  Standards were randomly sequenced and numbered 1 through to 40 with one standard inserted every 50 samples.  The expected assay values for elements Cu, Mo, Au and Ag are shown in Table 11 for each reference standard.  The standards were chosen to reflect the range of expected Cu, Mo, Ag and Ag results within the deposit.

                 Table 13.3        Analytical Reference Standards (from Geostats PL, Perth)

Number of Standards	Standard Reference	Cu	Mo	Au	Ag
10	GBM 997-8	1.21	71.8	0.34	4.2
10	GBM 304-8	0.95	98.2	0.08	1.4
10	GBM 302-3	0.75	169.0	0.43	1.8
10	GBM 903-4	0.40	14.5	0.96	1.5

On receipt of each batch the results for the reference standards were assessed against the expected values.  A statistical analysis of the precision and accuracy of the standards was completed and no inherent issues are apparent.

14.0	DATA VERIFICATION

14.1	Check Assay Program, PacMag, 2006

Taken from PacMag, 2006:

In 2006, PacMag initiated a check assay program with the aim to test the quality of the major steps in sample reduction by ALS Chemex for any bias in the sample preparation phase, by re-submitting blind to the lab, coarse rejects and fine pulps.  The program re-assayed approximately 60 to 100 of the -75 µm fine pulps and 60 to 100 coarse rejects.

Methodology

An average of six samples from each original assay batch representing approximately 1 in 30 of the total samples were selected to cover a range of copper, molybdenum and gold values around the average grade of mineralization at Ann Mason (~0.4% Cu, 100 ppm Mo and 0.05 ppm Au).

Each fine pulp sample was placed into a new sample bag and given a new sample number which was recorded against the original sample numbers.  The same was completed for each of the coarse rejects.  The re-numbered samples were then submitted to ALS and processed as follows:

•	Login bar code
•	Received sample weight
•	Fine pulps no further pulverizing required (as these have already be ground to 85% passing -75 µm)
•	Coarse rejects to pulverize to 1,000 g to 85% passing -75 µm
•	Riffle split
•	Wash pulverized samples
•	Fire assay for gold (ALS code: Au-AA23a)
•	Cu-Mo plus 25 elements, 4 acid digest, analysis by ICP-AES

Results

Copper

A comparison of 117 samples for copper (Table 14.1), representing a range of values from 200 ppm to 41,000 ppm Cu, indicate no systematic bias in the analytical method, pulp sub-sample selection or coarse crush splitting.

                 Table 14.1      Comparison of Copper Results (PacMag, 2008)

Statistics	Anaconda	PacMag Re-Assay
	Original Assay Value	Coarse Reject	Fine Pulp
Count	117	112	117
Mean (ppm Cu)	7,108	7,001	7,168
Standard Deviation	6,757	6,785	6,845
Coefficient of Variance	0.95	0.97	0.95

Molybdenum

A comparison of 117 molybdenum samples representing a range of molybdenum values from 0.5 ppm to 1000 ppm molybdenum indicate no systematic bias in the analytical method, pulp sub-sample selection or coarse crush splitting. The linear statistics are presented in table 14.2 below.

                Table 14.2      Comparison of Molybdenum Results (PacMag, 2008)

	Anaconda	PacMag Re-Assay
Statistics	Original Assay Value	Coarse Reject	Fine Pulp
Count	117	110	116
Mean (ppm Mo)	120	109	127
Standard Deviation	174	180	176
Coefficient of Variance	1.4	1.6	1.4

14.2	Database Verification, Wardrop

Prior to the resource estimation, Wardrop undertook a verification of the Ann Mason database.  Ten drill holes out of a total of 97 drill holes were selected to sufficiently represent the drill hole database, that is, approximately10% of the database.  The 10 drill holes were chosen based on the coverage of the Ann Mason Deposit. Database verification included:

•	Copper Assay Database to Assay Certificate Check

•	Molybdenum Assay Database to Assay Certificate Check

•	Survey check

•	Zero length sample interval check of copper and molybdenum databases

•	Sample Interval gaps check of the copper and molybdenum databases

The results of the data verification are listed in Table 14.3.

            Table 14.3      Database Verification Results, Number of Errors

Drill Hole	Cu Assay Check	Mo Assay Check	Survey Check
D107	6	1
D162	3
D169
D172	1
D222	1
D225
D253
D258
D317	1
D321	1
Total Errors	13	1	0
Total Entries Checked	3,343	247	85
Total Entries in Database	26,227	2,952	828
	0.4% error	<0.1% error	No errors

Copper Assay Value Check

A total of 3,343 entries of copper assay values were verified from 10 drill holes for a sampling of 12.7% of the database.  The copper assays were compared to the copper assays on the drill logs and, where available, to the original assay certificate.  Thirteen errors, mostly typographic errors, and including two missing entries, were encountered and corrected.

A check on the copper assay database, a total of 26,227 entries, found 206 gaps in the sample intervals.  After reviewing the drill logs these gaps are attributed to where there was no core recovered and therefore no entry made.

Molybdenum Assay Value Check

A total of 247 entries were verified from 10 drill holes for a sampling of less than 8.4% of the molybdenum assay value database.  The molybdenum assay values were compared to molybdenum assay values on the on the drill logs where one typographic error was found in drill hole D107 and corrected.

There were no zero length sample intervals or gaps encountered in the molybdenum assay database check. The molybdenum assays are mainly composite samples and cover very large intervals ranging from 0.5 ft to 605 ft.

Survey Database Check

An examination survey database for the 10 drill holes was made to confirm the bearing and dip of the drill holes.  A total of 85 entries were checked.  The verified drill holes were all drilled at a 90° dip, however, there were 28 entries that show small discrepancies of 0.5° dip or less of the drill hole database. Wardrop considers these discrepancies minor and will not significantly impact the resource estimate.

14.3	Wardrop Confirmation Samples, Site Visit, 2009

During the site visit, a total of nine confirmation samples were collected by Wardrop and hand delivered, by Dr. Morrison, to ALS Chemex in Reno, Nevada, for analysis.  The drill holes and intervals was recorded on sample tags where one sample tag remained in the core box, one sample tag was placed in the sample bag and the third tag remained in the sample book and in possession of Wardrop.

The samples were analyzed for copper, molybdenum, gold and silver, however, since Anaconda had conducted limited molybdenum, gold and a silver assay, only copper was available for a comparison. The results of the analysis are found in Table 14.4 below.

             Table 14.4      Confirmation Sample Analysis, Wardrop, 2009

Sample No. (Wardrop)	Drill Hole	From (ft)	To (ft)	Sample Interval (ft)	Cu Assays Wardrop (ppm Cu)	Cu composite Assays Anaconda (Cu ppm)	Difference (%)
11123	D225	502	512	10	4,270	4,122	-4%
11124	D225	512	522	10	3,190	4,100	22%
11125	D225	522	532	10	4,060	3,910	-4%
11126	D317	1,784	1,791	7	2,820	3,657	23%
11127	D247	1,938	1,948	10	2,310	2,067	-12%
11128	D247	1,948	1,958	10	3,710	2,388	-55%
11129	D247	1,958	1,968	10	1,195	1,509	21%
11130	D321	1,310	1,320	10	2,190	3,580	39%
11131	D321	1,007	1,017	10	4,220	5,070	17%

Since the Wardrop check sample intervals do not entirely match the Anaconda’s sample interval, a length weighted composite was made of the Anaconda’s copper results.  This, and the uneven occurrence of sulphides in the core, may be the reasons for the large difference between Wardrop’s results and those of Anaconda (4% to 55% difference).

15.0	ADJACENT PROPERTIES

There are several significant properties adjacent the Ann Mason Deposit.

15.1	Entrée Gold Agreements

Entrée Gold has entered into two additional earn-in agreements to two properties contiguous to the Property (Figure 15.1).

In August 2009, Entrée Gold entered into an earn-in joint venture agreement with Honey Badger Exploration Inc. (Honey Badger), a public, Toronto-based, junior exploration company, on the neighbouring Blackjack Property.  The Blackjack Property, contiguous to the northwest of the Property, consists of 484 lode claims covering almost 10,000 acres (~4,000 ha) (website: Entrée Gold).  Honey Badger hold 100% of the mineral rights to the Blackjack Property through its subsidiary Desert Eagle Resource Inc., a private Arizona based mineral exploration company.

In September 2009, Entrée Gold entered into an earn-in joint venture agreement with Bronco Creek Exploration Ltd. (Bronco Creek), a private Arizona-based exploration company, on the neighbouring Roulette Property.  The Roulette Property, contiguous to the southwest of the Property, consists of 214 lode claims covering approximately 4,350 acres (~1,760 ha) (website: Bronco Creek).   Bronco Creek holds 100% of the mineral rights to the Roulette Property.

Each of these Properties has been subject to varying degrees of historic mine workings and previous exploration activities.  There are currently no exploration activities underway at the time of writing.

15.2	MacArthur Deposit, Quaterra

Quaterra Resources Ltd. (Quaterra) currently owns 100% of the MacArthur Deposit, situated 7 km north of the Property, and is actively exploring their deposit.  In December 2009, Quaterra announced the start of a 19,000 ft drilling program, which includes 15,000 ft of RC and 4,000 ft of diamond drilling, with a scheduled completion in 2010.

15.3       Yerington Mine

The mineral rights to the Yerington Mine has been granted to Quaterra since May 2007, however, the mine has been under review since this time.  The Yerington Mine, situated 4 km east of the Property, is currently under remediation.  ARCO, now a subsidiary of BP USA, the historic owners of the mine, and the EPA are monitoring and overseeing the remediation of the mine site.  (Website: EPA)

            Figure 15.1      Adjacent Properties

Reno 70 km/50 miles
NEVADA
Minnesota
Cu-Fe Skarn
Blackjack Property
MacARTHUR DEPOSIT
58 Mt @ 0.24% Cu meas.+ind.
77 Mt @ 0.28% Cu inf.
(43-101 compliant)
95
BLUE HILLS PROSPECT
Cu-Mo Porphyry
95
Buckskin North
Au Prospect
Ann Mason Property
Yerington
YERINGTON MINE
Past Producer
165 Mt @ 0.55% Cu
Roulette Property
ANN MASON DEPOSIT
Blackjack Property
Ann South
Cu Skarn
Ludwig - Casting
Cu Skarn
Mason
Artesia Lake
Shamrock
Cu Skarn
McConnell Canyon
Cu Skarn
PUMPKIN HOLLOW
201 Mt @ 0.66% Cu meas.+ind.
121 Mt @ 0.58% Cu inf.
(43-101 compliant)
LEGEND
Yerington Mine
Copper Deposits
Copper Prospect
PacMag Acquisition (pending approval)
Entrée Gold - Honey Badger Earn-In Property
Entrée Gold - Bronco Creek Earn-In Property
N
0
5 km
SCALE

                       (source: Entrée Gold)

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no metallurgical testwork conducted to date by Entrée Gold.

16.1	Anaconda Metallurgical Testwork, 1970

In 1991, Arimetco discovered there were two sets of metallurgical work carried out on Ann Mason ores.

Taken from Arimetco, 1991:

“The first series of tests were conducted by metallurgical staff at the Yerington mine plant prior to 1970.  Their results indicated a rougher flotation recovery of greater than 85% recovered copper at a rougher concentrate grade assaying greater than 10 %Cu was based on an isolated test.  The average feed grade believed to be from core rejects was 0.421%Cu.

The second series of tests were conducted at the Anaconda’s Extractive Metallurgical Research Division in April of 1970.  The tests were comprehensive and performed on a laboratory scale using diamond drill core sample reject composites from nine diamond drill holes, covering 21 footage increments.”  Interval depth ranged from 150 m to 850 m (Banovich, 2006)

The test work program was of a preliminary nature and aimed to gauge the response of the ore to “standard” copper flotation techniques.  In general, the test work program included the following stages:

•	Qualitative mineralogy;
•	Grind establishment (mineral liberation); and
•	Standard Cu flotation test.

“Each of the samples and a composite made up from a portion of each sample were crushed, ground and subject to standard laboratory flotation test.

All samples were crushed to -10 Mesh and subject to a ten minute grind equivalent to 66% passing 200 Mesh.  Lime was added at the rate of 2.0 pounds per ton.  Flotation was then carried out in a Denver float cell using Dow Z-11 and methyl isobutyl carbinol.  The pH was maintained at 10.5 with lime.”  No mention of sample preservation methods (to prevent oxidation) was made, however reference is made to the samples arriving in good condition (Banovich, 2005)

16.2	Banovich, 2005

The following subsections are extracted from Banovich, 2005 and MPC’s metallurgical review of the test work conducted by Anaconda in 1970.

16.2.1	Qualitative Mineralogy

Mineralogical investigations were carried out by microscopy and grain counting to determine mineral speciation, grain size and mineral ratios. The analysis concluded the following:

•	The mineralogy of the ore is “simple”;
•	The major species are pyrite, chalcopyrite and bornite;
•	The sulphides are not interlocked but rather discrete occurrences, interlocked with gangue;
•	The copper and iron sulphides were “clean and fresh”;
•	Gangue is unaltered, suggesting formation of slimes would not be a problem;
•	Copper minerals are relatively coarse grained; and
•	The samples contained very few molybdenite grains.

The mineralogy of the ore suggests strong amenability to bulk flotation. The coarse nature of the copper minerals, low sulphide interlocking and low propensity for slimes generation from the gangue minerals all support the flotation process and suggest that good recovery of valuables at high concentrate grades should be possible.

16.2.2	Grind Establishment

Grind establishment was carried out to determine laboratory grind times required to achieve target product particle size distributions. Because no information was provided on the equipment used for grinding, it is impossible to extrapolate ore hardness information from the laboratory data.

Flotation tests were carried out after each grind test to evaluate the relationship between fineness of grind and flotation performance (i.e., effect of mineral liberation). The test work indicated that the optimum grind size was approximately 100 microns, suggesting the liberation size is quite coarse and lending further support to treatment of the ore by froth flotation.

16.2.3	Flotation

Standard flotation parameters were established using the overall composite sample. On identification of the optimum flotation parameters, each of the 21 interval composites was tested to determine flotation performance in terms of metal recovery and copper concentrate grade. The tests were aimed at producing a bulk sulphide concentrate only, and no attempt was made to separate molybdenite from the copper sulphides. The test work employed standard laboratory equipment and reagent regimes, and evaluated single stage roughing followed by single stage cleaning of the rougher concentrate. This procedure is considered valid for the preliminary nature of the test work.

Summary results for the flotation test work are presented in Table 16.1 below:

            Table 16.1      Summary Flotation Results, Anaconda 1970

	Mass (%)	Grade			Distribution (%)
		Cu (%)	Ag (g/t)	Mo (%)	Cu	Ag	Mo
Head (calc)	100.00	0.415	1.03	0.0043	100.0	100.0	100.0
Cleaner Concentrator	1.47	25.800	52.80	0.1980	8.9	62.5	-
Rougher Concentrator	4.25	9.420	20.20	0.0730	94.5	73.8	69.5
Tail	95.75	0.024	< 0.30	0.0014	5.5	26.2	30.5

The flotation tests indicated that under the conditions employed, greater than 90% of the copper and 65% of the molybdenum could be recovered into a final concentrate grading 26% copper and 0.2% molybdenum. Silver recoveries were in excess of 65%. Note that in interpreting the results, final recoveries are assumed to lie between those for the rougher and cleaner stages as in plant practice recycling and re-recovery of cleaner tails would occur.

Copper concentrate grade was variable over the 21 interval tests and was found to relate to the ratio of chalcopyrite to bornite in the feed. Whilst this is to be expected from the stoichiometry of the two minerals, the test work did quantify the relationship to the point where it was identified that Cu to S ratios of less than approximately 0.5 to 1 produced concentrate grades of less than 20% Cu. Analysis of the relative abundance of the various minerals and mapping of Cu:S ratios should therefore be carried out as part of any future geological work.

Other salient data from the tests included:

•	Molybdenum recovery was variable from 28 to 88%;
•	No gold assays were carried out due to a lack of analytical equipment;
•	Mo and Ag followed Cu closely in terms of deportment; and
•	No attempt to float molybdenite from the copper concentrate was made.

The test work performance is considered good; copper concentrate grades in excess of 20% are typically considered economic. Recovery of Ag and Mo are both high, and together with the high Cu recoveries confirm the amenability of the ore to treatment via froth flotation.

Copper Concentrate Quality

As discussed above, copper concentrates with grades in excess of 20% Cu are typically considered economic; however, this naturally depends on the specific project.  Unfortunately no analysis for penalty elements such as As, Zn, Pb and Bi was carried out in the test work program.

In general terms, without knowing impurity levels it is not possible to comment on the quality or saleability of a particular concentrate. The flotation response, however, suggests that if the levels of penalty elements are below economic ceiling values, then the concentrates produced from Ann-Mason ore will be saleable by virtue of their high copper grades.

Typical specifications for copper concentrates are provided, in Table 16.2, below:

            Table 16.2      Typical Copper Concentrate Specification

Cu	25 - 45%
Fe	15 - 30%
S	25 - 37%
SiO2	< 5.0%
Pb	<0.3%
Zn	< 1.0%
As	< 0.1%

Molybdenite Concentrate Quality

No separate flotation of a molybdenite concentrate was performed in the test work program.  Penalty elements for molybdenum concentrates are similar to those mentioned above, with the addition of phosphorous. Typical specifications for molybdenum concentrates are listed in Table 16.3 below:

Table 16.3	Typical Molybdenite Concentrate Specification

Mo	40 - 55%
Cu	< 0.5%
S	35.0%
SiO2	10.0%
As	<0.05%
Sn	trace

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Database

Data for the Ann Mason project has been sourced from Entrée Gold and PacMag as a series of data spreadsheets.  Data includes geochemical assays for Cu, Mo, Au, Ag, Fe and S.  Spreadsheet data also includes digital geological logging codes.  The PacMag database is comprehensive that includes drill and geological logs, assay analysis and certificates, magnetic susceptibility and density data.  The historic Anaconda database is restricted to Cu assays and geological logs.  The Anaconda geological logs record sulphide mineralogy, which has been re-confirmed by stoichiometric mineral recalculations using sulphur and copper assays, where available.

The Ann Mason resource model was constructed and evaluated with Datamine™ Studio 3 software (Version 3.16.2299.1).  Variography was completed utilizing SAGE2001 software.  Resource estimation results were commonly exported from Datamine™ and cross referenced using Excel spreadsheets.

Also supplied by Entrée Gold and PacMag were wireframes and associated string files for the major geological units of the Ann Mason deposit.  These include mineralization shells, a common geological feature of porphyry Cu-Mo deposits, fault plane and topographic surface.  Mineralization shells include a peripheral pyrite zone, a pyrite-chalcopyrite zone, more proximal chalcopyrite zone and a core bornite zone, and are based on best-practice geological logging completed by consultant geologists with PacMag.  Furthermore, a wireframe encompassing higher grade molybdenum assays was also provided by PacMag.

The complete list of wireframes, provided by Entrée Gold and PacMag, used in the Ann Mason resource model, is tabulated below.

The supplied pyrite wireframe shell was modified (extended) as this area did not accommodate the entire periphery of the resource block model.  This Domain is defined where the logged pyrite content exceeds chalcopyrite by a factor of three (Clifford, 2006).  The chalcopyrite Domain (30) is defined as the volume where chalcopyrite exceeds pyrite by a factor of 3 to 1.  The pyrite-chalcopyrite Domain (20) is intermediate of Domains 10 and 30, while the bornite Domain (40) where bornite is identified in the drill logging or interpreted from stoichiometric recalculations.

The original fault1tr/pt wireframe was modified (extended) to accommodate the entire width of the block model and facilitate block domaining.

            Table 17.1      Resource Estimation Wireframes

Resource Estimation Wireframes					Verified	Domain
Name	Colour	#	Volume (109 ft3)	Description
bn_newtr/pt	Blue	11	13.1453	Bornite solid (trace bornite visible)	Yes	40
cpy_newtr/pt	Orange	3	29.3121	66% more chalcopyrite than pyrite	Yes	30
py_cpy_newtr/pt	Green	10	79.3542	Approximately equal amounts of pyrite and chalcopyrite	Yes	20
Py_newtr/pt	Yellow	4	n/a	Encompasses remainder of block model dimensions	Yea	10
moly_hgtr/pt	Magenta	55	3.6131	Molybdenum high grade (> 50 ppm)	Yes	n/a
Fault1tr/pt	Dark Blue	52	n/a	DTM Singatse fault	Yes	n/a
topotr/ptr	Purple	8	n/a	surface topography DTM	Yes	n/a
run7new25tr/pt	While	1	n/a	Optimized Whittle pit shell (DTM)	Yes	n/a

17.2	Bulk Density - Specific Gravity

Clifford (2008) reported that 133 PacMag drillcore samples were submitted for density measurements by waxed and non-waxed methods, depending on core porosity and permeability.  Results show statistically insignificant variation in density data compared with the previous (Clifford 2006) report on the Ann Mason deposit, and Clifford (2008) recommended the use of an average density value of 2.60 g/cm3 for all rock types.

Density measurements are a critical component to any mineral deposit.  Best practice involves density measurements for every assayed sample.  This is to facilitate the estimation of density into each block the block model, by means of Ordinary Kriging or otherwise, instead of simply assigning a value.  Furthermore, waste rock samples which require excavation and removal, also require methodological density measurements.  These are used for mine planning and mine optimization purposes.

The available density data for the Ann Mason deposit is insufficient for direct estimation into modelled blocks.  Considering the paucity of density data available, especially with respect to individual rock types, as well as the variability in measurement results, and the evidence for irregular porosity in samples (some samples were waxed, some not), the previous resource estimate may have underestimated the in situ density of the host rock.  In this report, the density value used is 2.63 g/cm3.  This value is slightly higher for the mineralized felsic intrusive rocks as the previous density of 2.60 g/cm3; however, the previous density estimate may be biased towards the low end of the analysed range of values.  This slightly higher value accommodates any low-range bias, especially with respect non-ideal density measurement samples.

Wardrop employs a density of 2.80 g/cm3 for un-mineralized covering andesite, as per Clifford (2006).  If and when further density data becomes available, it is suggested that modelled density values are re-investigated and acted upon accordingly.

17.3	Exploratory Data Analysis

17.3.1	Statistics

The Ann Mason deposit is divided into four mineralogical Domains on the basis of core logging and confirmed by stoichiometric calculations where supporting assays are available.  These Domains include a peripheral pyrite-dominant Domain (Domain 10), a marginal pyrite-chalcopyrite Domain (Domain 20), a chalcopyrite-dominant Domain (Domain 30), and a central core bornite-bearing Domain (Domain 40).  These Domains are used in copper grade estimation, and their statistical characteristics are examined within this section.

Molybdenum was estimated separately, and its statistical characteristics are presented in this section.  Modelling of the higher-grade distribution of Mo shows that the metal coexists with Domains 30 and 40.  However, grade-tonnage curves with respect to a copper cut-off indicate that molybdenum mineralization is paragenetically independent to that of copper.  The blocks within this higher-grade zone were estimated for Mo.  The lower grade Mo volume surrounding this zone was not estimated.

Samples were composited to 10 ft lengths for grade estimation.  This was to ensure samples were length weighted to minimise bias, for example, within narrow intersections of massive sulphide.  The 10 ft lengths were also a convenient length to match the parent block size (50 ft height) as most holes drilled and sampled were vertical or sub-vertical.

Unfortunately, density cannot be adequately investigated statistically as per Domain or rock type as the number of analyses, with respect to the entire deposit, is inadequate.

Domain 10 - Pyrite

The table below summarizes raw (non-composited) Cu assay statistics for Domain 10.  Note that the sample length generally doubles from 5 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

Table 17.2	Raw and 10 ft Composited Cu Assay Statistics for Domain 10

Domain 10 (Pyrite)	Raw Data		Composited Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	1,246.71	4.45	1,168.16	9.90
Standard Error	26.24	0.09	22.83	0.01
Median	1,000.00	4.00	900.00	10.00
Mode	600.00	5.00	200.00	10.00
Standard Deviation	1,887.34	6.38	1,098.69	0.67
Sample Variance	3,562,034.95	40.72	1,207,110.47	0.45
Kurtosis	1,799.03	893.80	30.84	45.87
Skewness	33.67	26.86	3.88	-6.87
Range	105,399.50	246.80	16,039.50	5.00
Minimum	0.50	0.10	0.50	5.00
Maximum	105,400.00	246.90	16,040.00	10.00
Count	5,175.00	5,175.00	2,316.00	2,316.00

Out of 5,175 assays, the highest value is approximately 1% Cu, with an average of 0.012% copper in the raw data.  The low Cu average reflects this pyrite-dominant Domain.  Compositing significantly reduces the maximum Cu grade by an order of magnitude, while insignificantly affecting the average value.  This indicates that compositing can successfully influence Cu outlier populations in this Domain by minimizing its effect.

Figure 17.1 (below) depicts the Cu histogram for 10 ft composited Domain 10.  The histogram reinforces the relatively low Cu values associated with the peripheral pyrite-dominant Domain.  Compositing has marginalized any outlier population, while reinforcing the mean (~0.01% Cu) as demonstrated by the drastic fall in kurtosis value from 1,799 to 30.8 (see table above).

Figure 17.1	Domain 10 Cu Data Composited to 10 ft

Cu Histogram - Pyrite Domain (10) - 10 ft Composites
Frequency
0
100
200
300
400
500
600
700
800
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
Cu ppm

Domain 20 - Pyrite Chalcopyrite

The table below summarizes raw (non-composited) Cu assay statistics for Domain 20.  As with Domain 10, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

The maximum value in this Domain is 0.23% Cu; significantly less than Domain 10’s raw data maximum and with only an order of magnitude difference from the average value and the maximum value.  This indicates that the outlier population is not critical in this Domain.  Compositing has little effect on the mean value, and only marginally reduces the maximum value.

Table 17.3	Raw and 10 ft Composited Cu Assay Statistics for Domain 20

Domain 20	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	2,643.50	4.04	2,681.65	9.98
Standard Error	25.71	0.06	36.02	0.01
Median	2,400.00	4.00	2,500.00	10.00
Mode	2,000.00	5.00	1,600.00	10.00
Standard Deviation	1,771.44	4.25	1,581.63	0.29
Sample Variance	3,137,995.44	18.10	2,501,558.82	0.08
Kurtosis	9.42	521.47	5.69	200.44
Skewness	1.92	20.50	1.54	-13.86
Range	23,390.00	135.80	14,061.20	5.00
Minimum	10.00	0.20	138.80	5.00
Maximum	23,400.00	136.00	14,200.00	10.00
Count	4,746.00	4,746.00	1,928.00	1,928.00

The figure below depicts the histogram for composited sample Cu assays in Domain 20.

Figure 17.2	Domain 20 Cu Data Composited to 10 ft

Cu Histogram - Pyrite-Chalcopyrite Domain (20) - 10 ft Composites
Frequency
300
250
200
150
100
50
0
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
More
Cu ppm

The histogram shows a demonstrably different assay distribution in comparison with Domain 10, reinforcing the requirement to treat these two Domains separately for grade estimation.  The distribution also indicates a second, higher-grade population above 9,000 ppm Cu (0.9% Cu).  This may represent an outlier population, or, alternatively, it may represent an accidental inclusion of Domain 30 samples (which have a higher proportion of chalcopyrite) into this Domain.

Domain 30 - Chalcopyrite

The table below summarizes raw (non-composited) Cu assay statistics for Domain 30.  As with Domain 20, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

Table 17.4	Raw and 10 ft Composited Cu Assay Statistics for Domain 30

Domain 30	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	3,521.56	3.77	3,585.84	9.98
Standard Error	27.61	0.01	36.28	0.00
Median	3,200.00	3.90	3,292.00	10.00
Mode	2,600.00	5.00	200.00	10.00
Standard Deviation	2,856.65	1.43	2,304.61	0.29
Sample Variance	8,160,440.12	2.05	5,311,230.64	0.08
Kurtosis	116.09	3.52	7.50	210.32
Skewness	5.96	0.89	1.94	-14.09
Range	92,430.00	10.80	19,180.00	5.00
Minimum	70.00	0.20	100.00	5.00
Maximum	92,500.00	11.00	19,280.00	10.00
Count	10,703.00	10,703.00	4,035.00	4,035.00

The maximum value in this Domain is 0.93% Cu; significantly more than Domain 20’s raw data maximum.  The mean higher average values (~1,000 ppm more Cu) reflects the higher proportion of chalcopyrite in this Domain than Domain 20.

Compositing has little effect on the average value, but the maximum value decreases significantly.  This may indicate that this Domain has a higher proportion of outlier values.

The figure below (Figure 17.3) depicts the histogram for composited Cu assay samples in Domain 30.  The histogram shows a similar high-grade population to Domain 20, but the distribution is more coherent, indicating that the higher-grade population is an extension of the main population distributed around the average value.  Alternatively, this higher-grade population may be sections of the bornite Domain (Domain 40) accidently included in this Domain, reflecting in the higher Cu/S ratio which characterizes bornite mineralization.

Figure 17.3	Domain 30 Cu Data Composited to 10 ft

Domain 40 - Bornite

The table below summarizes raw (non-composited) Cu assay statistics for Domain 40.  As with Domain 20, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

Table 17.5	Raw and 10 ft Composited Cu Assay Statistics for Domain 40

Domain 40	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	3,409.47	3.66	3,458.40	9.95
Standard Error	32.38	0.02	43.33	0.01
Median	3,000.00	4.00	3,202.00	10.00
Mode	2,000.00	5.00	400.00	10.00
Standard Deviation	2,424.94	1.29	1,967.24	0.42
Sample Variance	5,880,356.14	1.66	3,870,016.07	0.18
Kurtosis	16.36	1.56	1.30	89.72
Skewness	2.30	0.04	0.92	-9.22
Range	32,980.00	9.90	13,545.00	5.00
Minimum	20.00	0.10	100.00	5.00
Maximum	33,000.00	10.00	13,645.00	10.00
Count	5,607.00	5,607.00	2,061.00	2,061.00

The maximum value of 0.33% Cu in the raw data, as well as the maximum value of 0.13% Cu in the composited data, is significantly less than respective maxima in Domain 30.  Similarly, the average values are slightly less in this Domain than in Domain 30.  However, the much lower kurtosis value indicates that this Domain has a significantly reduced higher-grade population in comparison with Domain 30.  This has the effect of reducing the respective mean grades and maximum grades.

Figure 17.4	Domain 40 Cu Data Composited to 10 ft

Cu Histogram - Bornite Domain (40) - 10 ft Composites
250
200
150
100
50
0
Frequency
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
Cu ppm

The overall character of the distribution of Cu in Domain 40 is very similar to that of Domain 30, except without the high-grade “tail”.  Thus it could be argued that Domains 40 and 30 should be combined.  However, similarities may be reduced with further sampling, and generally, due to differing Cu/S ratio, it is considered best practice to separate these copper sulphide Domains.

Molybdenum and Gold

The statistics of the higher-grade position for molybdenum was only investigated in this report.  This position is defined by the wireframe moly_hgtr/pt.dm, and it occurs around the core of the deposit, straddling both Domains 30 and 40.  With the current data available, investigation of the statistics of Mo distribution outside this volume is not considered reliable due to lack of available assays.

There is currently insufficient gold data to adequately investigate its statistical characteristics within this deposit.  However, there are indications there may be economically interesting positions for Au enrichment which may be realized through infill drilling.

Table 17.6	Raw and 10 ft Composited Cu Assay Statistics for Molybdenum

	Mo Total Raw Data		Mo HG Raw Data		Mo HG Composited Data
	Mo ppm	Length ft	Mo ppm	Length ft	Mo ppm	Length ft
Mean	66.01	3.65	171.43	3.32	119.31	9.99
Standard Error	0.69	0.03	5.74	0.07	2.10	0.00
Median	35.00	3.50	110.00	2.90	92.20	10.00
Mode	10.00	5.00	50.00	10.00	60.00	10.00
Standard Deviation	100.50	3.82	204.94	2.43	111.67	0.23
Sample Variance	10,100.23	14.61	42,001.12	5.91	12,470.09	0.05
Kurtosis	79.14	1,921.75	29.00	2.20	42.35	356.14
Skewness	6.55	37.27	4.36	1.54	4.79	-18.54
Range	2,090.00	246.80	2,085.00	9.90	1,812.05	5.00
Minimum	0.00	0.10	5.00	0.10	0.50	5.00
Maximum	2,090.00	246.90	2,090.00	10.00	1,812.55	10.00
Count	20,985.00	20,985.00	1,273.00	1,273.00	2,840.00	2,840.00

For Mo, some very long lengths of core were assayed, providing extreme maximum sample length values for raw samples, and an increase in composited samples in the higher-grade Mo zone.  This type of sampling is inadequate for resource estimation as it assumes even distribution of metal throughout the entire sample length.

The higher-grade zone registers an average grade approximately three times greater than the global average, while compositing the higher-grade zone decreases the mean grade by approximately one third.

The histogram in Figure 17.5 (below) shows a grade distribution (within moly_hgtr/pt) consistent with a single population.  Minor differences in the frequencies can be accounted for by the bin selection.  Most notably, Mo grade is at least an order of magnitude less than Cu, and needs to be considered a minor contributor to the overall metal inventory of the Ann Mason deposit.

Figure 17.5	Domain 40 Cu Data Composited to 10 ft

Histogram - High Grade Mo Composited 10 ft
300
250
200
150
100
50
0
Frequency
5
20
40
60
80
100
120
140
180
220
300
400
500
1500
More
Mo ppm
Frequency

17.3.2	Compositing

Drillholes were composited to 10 ft lengths.  Statistics describing the influence of compositing on the assays and lengths are presented in the previous section.  The Datamine™ macro used in compositing is presented in Appendix B.

17.3.3	Outlier Management and Capping Strategy

As part of the statistical analysis of Cu within the raw data of the Ann Mason deposit, the outlier population was examined in detail to determine whether or not a capping or top-cutting strategy was required.

Copper

The highest copper assay recorded was 10.54% Cu (drillhole D346, 423-426 ft), closely followed by a 5 ft interval of 9.25% Cu (D316, 981 ft to 986 ft).  These intervals invariably contain massive copper sulphide mineralization; a style of mineralization not typical for Cu-Mo porphyry systems.  The top 20 raw assays are listed in Table 17.7 (below).

Table 17.7	Top 20 Cu Assays (raw data)

BHID	From	To	Length	Cu%
D346	423	426	3	10.54
D316	981	986	5	9.25
D316	933	937.5	4.5	5.58
D242	657	659	2	4.42
D164	1364.9	1369.2	4.3	4.26
D316	923	928	5	3.63
D316	928	933	5	3.6
D248	990.9	994.2	3.3	3.3
D172	1399.1	1402.7	3.6	3.1
D248	1035.6	1038.7	3.1	2.98
D169	1162	1164	2	2.94
D157	1409.3	1413.7	4.4	2.92
D231	634.3	639.1	4.8	2.9
D362	1054	1061	7	2.68
D316	1125	1130	5	2.64
D316	990	992	2	2.61
D114	1484.4	1489.1	4.7	2.6
D322	1123.6	1129	5.4	2.56
D316	941	943	2	2.5
D316	1202	1206.5	4.5	2.5

The high grade copper assays have a pronounced effect on the variance of the sample population.  This effect is depicted in Figure 17.6 (below).

Figure 17.6	Capping Variance and Samples Affected for Copper

The relative change in the variance of the sample population changes dramatically at approximately Cu=2%.  There are 42 samples with assays greater than or equal to 2% Cu, representing 0.16% of the total sample population.

The spatial position of this sample population (>=2% Cu) was investigated.   There appears to be trend in part of this sample population, striking ENE over approximately 1,500 ft and with a sub-vertical dip.  The position of this trend is depicted in Figure below.  A high-grade cluster is noted between the bornite and chalcopyrite zones towards the south (north is to the top of the image).

Figure 17.7	Plan View of Cu>=2%; Wireframes are Bornite (Blue) and Chalcopyrite (Orange) Sliced at 4,420 ft RL

Due to the dominantly vertical drilling orientation, the precise nature and extent of this possible high-grade copper position cannot be defined.  Thus a separate domain, retaining the raw assay values in grade estimation, cannot be completed.  However, any subsequent drilling programs may benefit by targeting this and similar positions, with the intent of defining a high-grade domain within the deposit.

In conclusion, a cap of 2% Cu is considered adequate to control the outlier raw assay population.  Future work should consider applying a more rigorous Domaining strategy to capture this outlier population without resorting to aggressive capping.

Molybdenum and Gold

There is an order of magnitude fewer molybdenum and gold assays than are available for copper (i.e. 2,945 for Mo versus 26,228 for Cu).

Unlike copper, progressive capping does not dramatically change the population variance over a short interval.  Instead, variance changes gradually with increasing capping.  Furthermore, the outlier population is relatively minor with only 10 samples reporting assays greater 0.1% Mo (1,000ppm Mo).   The top 20 assay values for molybdenum are listed in Table 17.8 (below).

Table 17.8	Top 20 Mo Assay (Raw Data)

BHID	From	To	Length	Mo ppm
D111	587.3	596.9	9.6	2090
D242	644	652.8	8.8	1865
D116	863.5	871.5	8	1720
D114	2015.6	2022.8	7.2	1640
D164	1424.7	1432.7	8	1350
D242	550	560.2	10.2	1250
D111	596.9	604.7	7.8	1195
D111	649.8	657.7	7.9	1185
D322	1713	1722.5	9.5	1140
D242	707.9	715.1	7.2	1135
D114	2226.3	2234.4	8.1	942
D242	632.5	644	11.5	884
D111	1403.9	1411.8	7.9	876
D322	1598	1605	7	796
D227	671	679.2	8.2	790
D111	800.9	809.3	8.4	772
D116	1022.5	1031	8.5	767
D111	448.8	456.8	8	765
D242	652.8	659	6.2	761
D227	497.6	507	9.4	752

The relative change of Mo population variance with increasing capping, as well as the number of samples affected is presented in Figure 17.8 (below).

Figure 17.8	Capping Variance and Samples Affected for Molybdenum

There are a similar number of available gold assays (2,416) as molybdenum assays (2,945).  The outlier population of gold is relatively small.  The top 20 gold assays are listed in Table 17.9 (below).

Table 17.9	Top 20 Gold Assays for the Ann Mason Deposit

BHID	From	To	Length	Au g/t
D116	1479	1487	8	4.85
D316	991	998.5	7.5	1.89
D164	1364.9	1373.3	8.4	0.929
D316	948.5	956	7.5	0.516
D247	952	960.1	8.1	0.502
D316	1221	1229	8	0.475
D247	943.9	952	8.1	0.462
D316	982.5	991	8.5	0.411
D316	998.5	1008	9.5	0.391
D164	1356.8	1364.9	8.1	0.358
D164	1373.3	1382.5	9.2	0.318
D317	1175.6	1183.6	8	0.315
D322	1190	1198	8	0.289
D322	1198	1206	8	0.289
D316	724.5	730	5.5	0.259
D293	690	698.5	8.5	0.255
D316	1117	1126	9	0.255
D225	936	944.5	8.5	0.241
D225	944.5	953	8.5	0.226
D155	1029.9	1037.1	7.2	0.224

And in comparison with molybdenum, gold variance changes very little with progressive capping.   The variance with respect to progressive capping, and the affected number of samples is depicted Figure 17.9 (below).

Figure 17.9	Au Population Variance with Respect to Capping, and Number of Affected Samples

The lack of a significant outlier population for both Mo and Au precludes the need for capping.  This is reinforced by the low change in variance affected by progressive capping for the outlier population.

Due to the lack of significant assays as well as the incomplete assay set, Au was not estimated in this model.  However, Mo was estimated within the confines of the moly_hgtr/pt wireframe, representing the higher-grade assays within the deposit as mentioned in the previous section.  No attempt was made to estimate Mo grade outside of the moly_hgtr/pt wireframe.

17.3.4	Contact Profiles

No contact profiles were conducted on the resource block model.  Instead, two separate resource passes were conducted on each of the respective sulphide mineralogy Domains in order to maintain separate sulphide Domain integrity as a priority, and yet allow for sharing across sulphide Domains to accommodate marginal blocks within Domains in latter estimation passes.

In the first resource estimation pass, only selected samples within each respective resource Domain were targeted.  The second resource estimation pass selected all samples regardless of their Domain.  The successfully estimated blocks of the first estimation pass were added to the second estimation pass blocks using Datamine’s™ “ADDMOD” logic.  However, latter estimation pass did not allow for the sharing of samples into the pyrite Domain (10) to avoid potential smearing of Cu samples into non-copper sulphide dominant blocks.

Subsequent resource estimations involving Indicated and/or Measured classifications will require investigations into contact profiles and the most appropriate estimation sampling technique.

17.4	Geological Interpretation

Geological interpretation is based on sulphide mineralogy wireframes supplied by the client.  These wireframes were developed from sulphide mineralogy from logged core and confirmed with stoichiometric recalculation of sulphide mineralogy based on multi-element assays (i.e. Cu, Fe, and S).  The figure below shows the different sulphide wireframes as a slice through the deposit at 31,350 ft N.  The chalcopyrite-pyrite wireframe is the outermost wireframe shown in green.  Inboard of this wireframe is the chalcopyrite wireframe (orange), which encompasses the bornite wireframe (dark blue).  Also shown are the topography (magenta) and a pit shell (black).  This pit shell is one of the largest generated in a Whittle optimization exercise conducted by PacMag’s scoping study.  It is used extensively in this report as a geographic or spatial reference to mineralization.  It is also used as a constraining wireframe for this 2010 Inferred resource, and to compare 2010 model with the previous 2006 model.

Figure 17.10	Copper Sulphide Mineralization Wireframes of the Ann Mason Deposit at 31625 ft N (With 150 ft Clipping Distance)

Detailed core logging and stoichiometric calculations clearly demonstrate increasing Cu/S ratio from core to rim of the deposit (Domains 10 to 40).  This type of zonation can be accounted for by a progressively fractionating mineralizing copper-sulphide fluid as the system cools.

1. Early Pyrite crystallization + Cu +H2S → Chalcopyrite CuFeS2+ Cu +H2S

2.	Chalcopyrite crystallization + Cu +H2S → Bornite Cu5FeS4 crystallization

Associated hydrogen sulphide (or hydrochloric) acid generation was largely responsible for the widespread sericite alteration within the deposit.

17.5	Spatial Analysis - Variography

17.5.1	Sage 2001™

Samples used for variography are a function of geological interpretation (domaining), assaying, data capping and compositing.  For the Ann Mason deposit, separate variograms were completed for each of the sulphide mineralogical Domains, one for Mo only, and one representing total (unconstrained) Cu.

SAGE 2001™ software was used to generate variography.  Composited drillhole data was exported as a text file (.csv file) from Datamine™ and imported directly into SAGE 2001™.  Downhole variograms, using a lag distance equal to the composite length, were created for each of the separate Domains.  From the downhole variograms, the nugget was estimated and applied to subsequent spatial variography for each respective Domain.  As the average distance between drillholes is approximately 100 m, a 100 m lag distance was employed for variography.  Different lag distances appeared to generate inferior variograms.  The number of lags varied, but usually 10 lags to cover 1,000 m sufficed.  All variograms utilized 30 bandwidths, 30 directional increments and 0.5 (50%) tolerance to optimize orientations.

Experimental variography was subsequently used to calculate best-fit modeled variography.  Commonly, if a lag contained less than 100 sample pairs in downhole variography, or less than 350 pairs for spatial variography, they were ignored.  Similarly, calculations were weighted by pairs.  Two spherical structures were ubiquitously employed, both for downhole and spatial modelling.

Orientations used were customized to Datamine™ requirements.  The section below describes the orientation procedure in detail.

Modeled variography results were recorded as an enclosed parameter file (Kriging Plan), and as plot files for visual reference.

17.5.2	Variography Orientations

Different modelling mining software commonly specifies slightly different protocol for describing search ellipse orientations.  In SAGE 2001™, the user may select one of several popular conventions for the anisotropy rotation angles or define his own rotation conventions. Thus, the variogram models developed by SAGE 2001™ are compatible and may be used with any geostatistical software package.  We have used the following convention to convey SAGE 2001™ anisotropy modelling results into Datamine™.

It is important to have the right values as the variography orientations dictate the search orientations.  Search distances are influenced by the variography, but not specified by the variography.

1.	In SAGE 2001™, specify axis rotation as follows:

1st rotation = Z left,
2nd rotation = Y’ left,
3rd rotation = Z’ left.

2.
The resultant model report will specify the 1st rotation in degrees (Z1☐), the 2nd rotation in degrees (Y’2☐), and the 3rd rotation in degrees (Z’3☐).  It will also specify the maximum ranges in metres along specific axis (see the second structure) as the range along the Z’ axis (Z’1 ft), the range along the Y’ axis (Y’2 ft), and the range along the X’ axis (X’3 ft).  These values are used in Datamine for describing the size and orientation of the search ellipse.

3.
In Datamine™: SANGLE1 = Z1☐, SANGLE2 = Y’2☐, SANGLE3 = Z’3☐, SAXIS1 = 3, SAXIS2 = 2, SAXIS3 = 3, SDIST1 (x-direction) = X’3 ft, SDIST2 (y-direction) = Y’2 ft, SDIST3 (z-direction) = Z’1 ft.  SDIST1, SDIST2 and SDIST3 are from the longest (second) ranges.

17.5.3	Variography Results

Experimental Variography

Search lag distances and search angles were adjusted to best fit the data and maintain the highest resolution.  Copper generally used 30° search angles and 160 ft lags for all Domains.

Downhole variograms were constructed with twelve 10 ft lags, which usually provided consistent and reliable results.

Modeled Variography

Downhole modelled variograms were first constructed to determine the “nugget effect”, or variance at C0.  Points with less than 100 sample pairs were ignored.  The results were rounded to three or four decimal places, and immediately applied to model the spatial variography.

Modelled spatial variography ignored points with less than 120 (and sometimes less than 200) sample pairs.  Rotations were fixed such that the same rotations for the first structure were applied to the second structure.  Variography rotations convention used were the same convention as described in the preceding section.

File names for the variography results were appropriately changed to reflect the Domain and variable (Cu, Mo) being modelled.  These were manually transcribed into appropriate parameter files (search parameter file and variogram parameter file) for resource estimation.  Variography results are presented in Appendix C.

17.6	Datamine™ Macros

The Ann Mason deposit was entirely modelled using Datamine™ Studio 3 (Version 3.16.2299.1) software for the September 2009 resource model and accompanying report.  The model was constructed, estimated and interrogated by a sequence of Datamine™ macros.  Macros are also used in drillhole construction, capping and compositing.  Resource reporting and outputs for statistical purposes were also conducted by macros.

These macros are specifically written to be readily followed for an easy audit of the processes involved.  Furthermore, in future, they can be easily changed to accommodate new or different data (wireframes, assays, etc.) and used for construction of subsequent models.

The sequence and explanation of these macros is tabulated below.

1.	AM_DRILLHOLES_2010.MAC: Drillhole construction from raw data, application of capping value and compositing.

2.	AM_BLOCKS_2010.MAC: Block model construction, domaining and grade estimation.

3.	AM_STATS_OUTPUT_2010.MAC: Drillhole data output for statistical interrogation.

4.	AM_RESOURCE_OUTPUT_CU.MAC: Copper resource report by Domains and Cu cut-offs, including resource calculations from the 2006 model.

5.	AM_RESOURCE_OUTPUT_MO.MAC: Molybdenum resource report by Cu cut-offs, including resource calculations from the 2006 model.

The macros can be found in Appendix B.

17.7	Block Model

Block modelling was completed using Datamine™ Studio 3 (Version 3.16.2299.1) software.  All pertinent data including collar, survey, assay and geology drillhole data, wireframe (.dxf files) and string files were imported into Datamine™, from which was constructed the Ann Mason block model.  Densities were assigned to the appropriate geological blocks; blocks were assigned a mineralogical Domain number on the basis of previously established wireframes.  Copper and Mo grades were estimated into blocks having satisfied interpolation plans regarding search distances and orientations, sample numbers and variography.

17.7.1	Block Model Size

The block size used in this resource model is 100 ft (northing) by 100 ft (easting) by 50 ft (elevation).  This is the same size as the previous model.  The coordinates for the model origin are 26,600 ft N, 9,800 ft E and 1,200 ft RL.  Details are tabulated below.

Table 17.10	Ann Mason Preliminary Block Modeling Details

Model Origin (ft)
Easting	Northing	Elevation
9,800	26,600	1,200
Block Size (ft)
Easting	Northing	Elevation
100	100	50
Number of blocks
Easting	Northing	Elevation
90	83	104
Block Sub-cell minimum (ft)
Easting	Northing	Elevation
25	25	10

Block size (100 ft by 100 ft by 50 ft) reflects the minimum distance between drillholes, thus maintaining adequate sample support for first pass Ordinary Kriging as the grade estimator.  The sub-cell strategy (to 25 ft by 25 ft by 10 ft) also maintains adequate resolution for depicting wireframe contacts.

17.7.2	Interpolation Plan

This resource estimate uses Ordinary Kriging (OK) for primary grade interpolation.  In conjunction with OK, the polygonal or “nearest neighbour (NN)” grade interpolation as well as Inverse Distance squared (ID) are also used for comparative purposes.

Search parameters vary with Domain.  Search parameters use the orientations as defined by variography.  These orientations are assigned the longest and shortest axes depending on the corresponding longest and shortest ranges on the structure with the highest C0 value.  The longest axis is assigned the radius of 320 ft, shortest is 160 ft, and intermediate axis is 240 ft.  This is to ensure adequate coverage to capture sufficient samples for successful grade estimation in the first pass.  The figure below depicts the search ellipse orientations for each of the respective Cu Domains.

Figure 17.11	Cu Domain Search Ellipses

Each of the respective mineral Domains is interpolated separately.  This is to ensure that, as a first pass, Domain blocks are interpolated using samples from the same Domain.  However, margins of the Domains may not successful fulfill requirements for interpolation.  Thus a second pass involved sharing of samples between Domains, and has the search distance expanded by a factor of two.  The final search pass is as the second, but with an expanded search distance by a factor of three.

The Lagrange multiplier and F-Function has been calculated into each estimated block, in order to calculate the Slope of Regression and the Kriging Efficiency.  Due to time constraints, these have not been undertaken within this report.

The parameter files used in the estimation processes are listed in Tables 17.11a, 17.11b and 17.12 (below).

Table 17.11a	Kriging Plan for the Estimation Parameter Files

RECORD	DESCRIPTION	EREFNUM	VALUE_IN	VALUE_OUT	SREFNUM	NUMSAM	SVOL	VAR	MINDIS	IMETHOD
1	CU	10	CU	CU	10	NUMSAM	SVOL	KV	TDIST	3
2	Lagrange	11	CU	LG	10					102
3	F_value	12	CU	F	10					101
4	CU_ID	13	CU	CU_ID	10					2
5	CU_NN	14	CU	CU_NN	10					1
6	CU	20	CU	CU	20	NUMSAM	SVOL	KV	TDIST	3
7	Lagrange	21	CU	LG	20					102
8	F_value	22	CU	F	20					101
9	CU_ID	23	CU	CU_ID	20					2
10	CU_NN	24	CU	CU_NN	20					1
11	CU	30	CU	CU	30	NUMSAM	SVOL	KV	TDIST	3
12	Lagrange	31	CU	LG	30					102
13	F_value	32	CU	F	30					101
14	CU_ID	33	CU	CU_ID	30					2
15	CU_NN	34	CU	CU_NN	30					1
16	CU	40	CU	CU	40	NUMSAM	SVOL	KV	TDIST	3
17	Lagrange	41	CU	LG	40					102
18	F_value	42	CU	F	40					101
19	CU_ID	43	CU	CU_ID	40					2
20	CU_NN	44	CU	CU_NN	40					1

RECORD	DESCRIPTION	EREFNUM	VALUE_IN	VALUE_OUT	SREFNUM	NUMSAM	SVOL	VAR	MINDIS	IMETHOD
1	MO	10	MO	MO	1	NUMSAM	SVOL	KV	TDIST	3
2	Lagrange	11	MO	LG	1					102
3	F_value	12	MO	F	1					101
4	MO_ID	13	MO	MO_ID	1					2
5	MO_NN	14	MO	MO_NN	1					1
RECORD	DESCRIPTION	ANISO	POWER	ADDCON	VREFNUM	TOL	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
1	CU	1	2	0	10	0.01	3	0	1	10
2	Lagrange	1	2	0	10	0.01	3	0	1	10
3	F_value	1	2	0	10	0.01	3	0	1	10
4	CU_ID	1	3	0	10	0.01	3	0	1	10
5	CU_NN	1	2	0	10	0.01	3	0	1	10
6	CU	1	2	0	20	0.01	3	0	1	20
7	Lagrange	1	2	0	20	0.01	3	0	1	20
8	F_value	1	2	0	20	0.01	3	0	1	20
9	CU_ID	1	3	0	20	0.01	3	0	1	20
10	CU_NN	1	2	0	20	0.01	3	0	1	20
11	CU	1	2	0	30	0.01	3	0	1	30
12	Lagrange	1	2	0	30	0.01	3	0	1	30
13	F_value	1	2	0	30	0.01	3	0	1	30
14	CU_ID	1	3	0	30	0.01	3	0	1	30
15	CU_NN	1	2	0	30	0.01	3	0	1	30
16	CU	1	2	0	40	0.01	3	0	1	40
17	Lagrange	1	2	0	40	0.01	3	0	1	40
18	F_value	1	2	0	40	0.01	3	0	1	40
19	CU_ID	1	3	0	40	0.01	3	0	1	40
20	CU_NN	1	2	0	40	0.01	3	0	1	40
RECORD	DESCRIPTION	ANISO	POWER	ADDCON	VREFNUM	TOL	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
1	MO	1	2	0	1	0.01	3	0	1	0
2	Lagrange	1	2	0	1	0.01	3	0	1	0
3	F_value	1	2	0	1	0.01	3	0	1	0
4	MO_ID	1	3	0	1	0.01	3	0	1	0
5	MO_NN	1	2	0	1	0.01	3	0	1	0

Table 17.11	Kriging Plan for the Search Volume Parameter Files

RECORD	DESCRIPTION	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
1	CU_all	1	3	160	320	240	71	3	-71	3	2	3
2	CU_10	10	3	320	160	240	-16	0	-75	3	2	3
3	CU_20	20	3	320	240	160	-4	-75	-1	3	2	3
4	CU_30	30	3	320	240	160	-30	82	3	3	2	3
5	CU_40	40	3	240	320	160	45	23	-57	3	2	3
RECORD	DESCRIPTION	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
1	CU_all	1	5	9	2	3	9	3	2	9	2
2	CU_10	10	5	9	2	3	9	3	2	9	2
3	CU_20	20	5	9	2	3	9	3	2	9	2
4	CU_30	30	5	9	2	3	9	3	2	9	2
5	CU_40	40	5	9	2	3	9	3	2	9	2
RECORD	DESCRIPTION	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
1	MO	1	3	160	320	240	55	10	12	3	2	3
RECORD	DESCRIPTION	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
1	MO	1	4	9	2	3	9	3	2	9	2

Table 17.12	Kriging Plan for the Variography Parameter Files

RECORD	DESCRIPTION	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
1	CU_all	1	71	3	-71	3	2	3	0.125
2	CU_10	10	-16	0	-75	3	2	3	0.133
3	CU_20	20	-4	-75	-1	3	2	3	0.184
4	CU_30	30	-30	82	3	3	2	3	0.137
5	CU_40	40	45	23	-57	3	2	3	0.108
RECORD	DESCRIPTION	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	CU_all	1	40	457	88	0.3443	1	897	39	1996	0.5307
2	CU_10	1	487	39	58	0.4884	1	550	614	30175	0.3786
3	CU_20	1	202	139	27	0.4745	1	2483	78	3172	0.3415
4	CU_30	1	145	133	20	0.4908	1	644	5009	896	0.3722
5	CU_40	1	123	188	26	0.4197	1	4111	1339	345	0.4723
RECORD	DESCRIPTION	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
1	MO	1	55	10	12	3	2	3	0.073
RECORD	DESCRIPTION	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	MO	1	70.4	312.5	83	0.8061	1	65	625	1261	0.1209

17.7.3	Block Model Validation

Visual Comparison Model Validation

The resultant block model was visually inspected with respect to proximal drill hole assay data to ensure prescribed Ordinary Kriged grade was as intended.  The following  figures (Figures 17.12 to 17.18 inclusive) represent this investigation.

Figure 17.12	Plan View of Block Model with Drilling Data at 4,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.13	Plan View of Block Model with Drilling Data at 4,400 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.14	Plan View of Block Model with Drilling Data at 3,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.15	Section View of Block Model with Drilling Data at 13,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.16	Section View of Block Model with Drilling Data at 14,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.17	Section View of Block Model with Drilling Data at 30,000 ft N (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.18	Section View of Block Model with Drilling Data at 31,000 ft N and 500 ft Grid Lines (Depicted are Domains as Outlined by Respective Wireframes)

Inspection of block grade estimation by plan and section, with respect to drillhole assay data, confirms that Ordinary Kriging was a successful interpolation method.  Blocks proximal to drillholes retained similar grades.  The strategy to minimize smearing of grade between Domains was also realized; most notably with respect to the pyrite Domain (10), which, by definition, should have low levels of copper mineralization.

Extrapolation of estimated grade in blocks was not an issue as the reported Inferred resource is restricted by PacMag’s #25 pit shell.  Extrapolation outside the #25 pit shell is successfully governed by the Kriging plan in specifying sample numbers required, minimizing search distance factors, and use of the MAXKEY Datamine(TM) feature to control the number of samples from single drillholes.

Block Model Validation - OK vs ID vs NN

Using the same search and sample selections within the Ann Mason block model, copper was estimated using Inverse Distance (ID) and Nearest Neighbour (NN) interpolation methods.  These results are used to compare with the Ordinary Kriged results.  The in-pit (#25 pit shell) block statistics for OK, ID and NN estimation methods, as recorded from a regularized model with 200 ft by 200 ft by 100 ft blocks, is tabulated below.

Table 17.13	Regularized Block Statistics from within Pit Shell #25

In Pit Blocks	Cu%_OK	Cu%_ID	Cu%_NN
Mean	0.2194	0.2168	0.2172
Standard Error	0.0013	0.0013	0.0016
Median	0.2194	0.2084	0.1932
Mode	0.0523	0.3400	0.0876
Standard Deviation	0.1302	0.1370	0.1579
Sample Variance	0.0169	0.0188	0.0249
Kurtosis	-0.5487	-0.1412	0.5729
Skewness	0.3397	0.5342	0.8679
Range	0.7411	0.8906	1.0401
Minimum	0.0045	0.0045	0.0030
Maximum	0.7456	0.8951	1.0431
Count	10347	10347	10347

Results of the statistics show consistent results: in particular the mean, median and standard deviation.  However, Inverse Distance statistics for mode and kurtosis are in contrast the NN and OK results.  These two statistics are related as the kurtosis (or “peakedness”) influences the mode (or the value that occurs most frequently in the data set).

The different estimation methods (OK, NN and ID) are compared as tonnes and grade slices through the deposit; both along Eastings and Northings, as well as along benches (elevation).  The results of this interrogation are depicted below (Figures 17.19 to 17.21 inclusive).

Figure 17.19	Swath Plot - OK, ID and NN Block Estimates by Eastings

Figure 17.20	Swath Plot - OK, ID and NN Block Estimates by Northings

Figure 17.21	Swath Plot - OK, ID and NN Block Estimates by Elevation (Bench)

Results show close correlation between OK and ID estimates across the entire deposit as these two interpolation methods are controlled, in part, by sample selection strategies.  However, there are points along the curves where NN diverges.  This is expected as NN interpolation does not use any averaging, and grades are not “smoothed” as in ID and OK interpolation techniques.

17.7.4	Mineral Resource Classification

The copper resource classification is currently allocated Inferred status in keeping with previous reports and resource estimates.  This resource classification uses PacMag’s pit shell #25 from their Whittle pit optimization run 7 as the defining classification boundary.  All blocks with grade within this pit shell are assigned the Inferred Resource category.  This is to allow for ready comparison with the 2006 model, and provide a defining envelope for further work in resource conversion.  As this shell encompasses much of the volume of block estimation, it is adequate for this report, and avoids more qualitative means of defining margins for resource classification (e.g. search pass or Kriging Efficiency).

Figure 17.22	Pit Shell 25 (White) With Respect to Block Model Coloured by Domains, at 31,200 ft N

The above figure (Figure 17.22) shows the position of pit shell 25 of Whittle run 7 with the current Ann Mason block model as a section along 31,200 ft N.  Colours depicted are those representing different sulphide Domains; blue (pyrite - Domain 10), green (pyrite-chalcopyrite - Domain 20), yellow (chalcopyrite - Domain 30) and red (bornite - Domain 40).  Note the extension of Domains 40, 30 and 20 immediately east of the pit shell.  This is not included in the Inferred category as it occurs outside the pit shell.

The higher-grade molybdenum mineralization wireframe (not shown) is almost entirely within the #25 pit shell.  Only molybdenum within the pit shell is included in the Inferred resource category.

17.7.5	Mineral Resource Tabulation

The Ann Mason Inferred mineral inventory stands at 810.4 million tonnes at 0.399% Cu (at a 0.30% cut-off) for 3.23 million tonnes of contained (in situ) copper metal.

Additional results are listed in Table 17.14 (below).

Table 17.14	Total Inferred Copper Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

% Cu cut-off	Vol m3^6	Tonnes^6	Density	Grade Cu%
0.05	922.44	2,426.01	2.63	0.245
0.10	775.91	2,040.64	2.63	0.278
0.15	649.82	1,709.03	2.63	0.308
0.20	536.11	1,409.96	2.63	0.336
0.25	422.40	1,110.92	2.63	0.366
0.30	308.13	810.39	2.63	0.399
0.35	198.92	523.16	2.63	0.441
0.40	119.86	315.22	2.63	0.485

Table 17.15 (below) presents the Inferred mineral resource inventory for the Ann Mason deposit is also reported as a function of both Domain and Cu% cut-off grade.  The resource Domains include Domain 40 = bornite, Domain 30 = chalcopyrite, Domain 20 = pyrite-chalcopyrite, Domain 10 = pyrite.

Table 17.15	Inferred Copper Resource for the Ann Mason Deposit as Confined by the #25 Pit Shell and by Mineral Domains (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

%Cu Cut-off	Domain	Vol m3^6	Tonnes^6	Density	Grade %Cu
0.05	10	307.51	808.76	2.63	0.120
	20	183.66	483.02	2.63	0.265
	30	218.06	573.49	2.63	0.330
	40	213.21	560.75	2.63	0.322
0.10	10	173.98	457.56	2.63	0.157
	20	175.07	460.43	2.63	0.274
	30	215.00	565.45	2.63	0.334
	40	211.86	557.19	2.63	0.323
0.15	10	77.38	203.50	2.63	0.202
	20	162.95	428.56	2.63	0.285
	30	203.56	535.37	2.63	0.345
	40	205.93	541.59	2.63	0.329
0.20	10	28.74	75.58	2.63	0.250
	20	134.32	353.27	2.63	0.308
	30	185.54	487.96	2.63	0.362
	40	187.51	493.15	2.63	0.343
0.25	10	10.69	28.11	2.63	0.299
	20	96.62	254.10	2.63	0.339
	30	160.38	421.79	2.63	0.383
	40	154.72	406.92	2.63	0.368
0.30	10	5.80	15.24	2.63	0.326
	20	59.44	156.34	2.63	0.379
	30	128.32	337.48	2.63	0.410
	40	114.57	301.32	2.63	0.401
0.35	10	0.68	1.78	2.63	0.436
	20	31.20	82.07	2.63	0.430
	30	92.07	242.16	2.63	0.444
	40	74.96	197.15	2.63	0.442
0.40	10	0.40	1.06	2.63	0.485
	20	17.35	45.62	2.63	0.478
	30	55.14	145.03	2.63	0.490
	40	46.96	123.52	2.63	0.482

Blocks outside the #25 pit shell, into which grade was estimated, received no mineral resource classification.

With respect to molybdenum, only blocks within the pit shell and higher-grade Mo zone, as defined by the moly_hgtr/pt wireframe, were estimated (Table 17.16).

Table 17.16	Total Inferred Molybdenum Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

Cu% Cut-off	Vol m3^6	Tonnes^6	Density	Mo%
0.05	99.73	262.28	2.63	0.009
0.10	98.96	260.27	2.63	0.009
0.15	96.58	254.01	2.63	0.009
0.20	90.35	237.61	2.63	0.010
0.25	78.94	207.62	2.63	0.010
0.30	63.10	165.94	2.63	0.010
0.35	44.89	118.05	2.63	0.010
0.40	29.81	78.40	2.63	0.010

Note that the cut-off values are with respect to copper.  As molybdenum is not sensitive to copper cut-off, the Mo grade stays static regardless of the cut-off.  This indicates that Mo was introduced into the deposit as a separate hydrothermal event than that of Cu.  At a Cu cut-off of 0.15%, the modelled within pit shell #25 molybdenum resource is 254 million tonnes at 0.009% Mo.  At a Cu cut-off of 0.30%, the modelled within pit shell #25 molybdenum resource is 166 million tonnes at 0.010% Mo.

Comparison with the Golder 2006 Resource Model

To facilitate comparison of the current Wardrop 2010 model of the Ann Mason deposit with the previous 2006 model completed by Golder Associates, both models were evaluated using the same #25 pit shell.  It encompasses most of the mineralization modelled by both the 2006 and the 2010 models.  This pit shell’s surface expression, relative to the topographic DTM for the Ann Mason deposit, is depicted below (Figure 17.23).

Figure 17.23	Isometric View of Topographic DTM Relative to Pit Shell #25, Looking North

The two modelled resources are tabulated below, both at a 0.15% Cu cut-off and a 0.30% Cu cut-off shown in Tables 17.17 and 17.18 (below).

Table 17.16	Comparison of In-Pit (Inferred) Resource Models at 0.15 %Cu Cut-off

Domain	Wardrop 2010		Golder 2006		Relative Change from 2006 Model
	Tonnes (Mt)	Grade (%Cu)	Tonnes (Mt)	Grade (%Cu)	Positive / Negative (Mt)	Difference (%)
10	203.50	0.203	160.91	0.185	42.59	20.9%
20	428.56	0.286	357.41	0.280	71.16	16.6%
30	535.37	0.351	537.51	0.334	-2.14	-0.4%
40	541.59	0.335	484.29	0.338	57.29	10.6%

Table 17.17	Comparison of In-Pit (Inferred) Resource Models at 0.30 %Cu Cut-off

Domain	Wardrop 2010		Golder 2006		Relative Change from 2006 Model
	Tonnes (Mt)	Grade (%Cu)	Tonnes (Mt)	Grade (%Cu)	Positive / Negative (Mt)	Difference (%)
10	15.24	0.326	2.61	0.394	12.63	82.9%
20	156.34	0.376	120.90	0.363	35.44	22.7%
30	337.48	0.408	315.49	0.401	21.99	6.5%
40	301.32	0.407	285.70	0.404	15.62	5.2%

The total in-pit difference at 0.15% Cu cut-off is an increase of 10% in tonnage with a negligible change in grade for the 2010 resource.  The total in-pit difference at 0.30% Cu cut-off is an increase of 10.6% in tonnage with a negligible change in grade for the 2010 resource.  Much of the tonnage increase, with respect to the current model, is due to larger number of blocks which could be successfully estimated within the #25 pit shell.  These blocks were estimated using samples which were drilled since the completion of the Golders block model.  Note the similarity in grade, regardless of cut-off employed.  This indicates that more recent drilling employed in the Wardrop model returned assays which were comparable to the original Golders block model estimate.

At a copper cut-off of 0.30%, the 2010 within-pit resource for molybdenum is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  Molybdenum mineralization is restricted to a higher-grade zone mostly within the #25 pit shell.

Figure 17.24	Grade - Tonnage Curves for the Inferred, Resource in Both the Wardrop 2010 Resource Model and the Golder Associates 2006 Resource Model, as a Function of Pit Shell #25

ANN MASON Cu-Mo PORPHYRY DEPOSIT

In Pit Shell #25 Cu Inferred Resource Estimate

JANUARY 2010

Mineral Inventory Grade - Tonnage Curve

Within Pit Shell #25 Cu : Inferred Resource

3,000
2,500
2,000
1,500
1,000
500
0
Resource tonnes (Mt)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Grade (% Cu)

	0.05	0.10	0.15	0.20	0.25	0.30	0.35	0.40
Wadrop 2010 in pit resource tonnes (Mt)	2,428.01	2,040.64	1,708.83	1,408.86	1,110.82	810.38	523.18	315.22
Golder 2006 in pit tonnes (Mt)	2,144.79	1,887.14	1,640.13	1,284.86	1,034.89	724.70	446.84	265.66
Wardrop 2010 grade (% Cu)	0.245	0.278	0.308	0.336	0.366	0.399	0.441	0.485
Golder 2006 grade (% Cu)	0.250	0.273	0.307	0.334	0.360	0.396	0.440	0.486

Cut-off Grade (% Cu)

18.0	OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

19.0	INTERPRETATION AND CONCLUSIONS

The Ann Mason deposit, PacMag Metals Ltd of Perth, Western Australia, is a granite-hosted porphyry copper deposit with associated molybdenum and gold mineralization.  It is located near Yerington, Nevada, in the United States.  PacMag Metals Ltd conducted a drill campaign over the deposit, resulting in the 2006 JORC compliant resource declaration of an Inferred in situ resource of 810 million tonnes at a grade of 0.4% copper and 0.004% molybdenum for 7.1 billion pounds of contained copper metal at a Cu cut-off grade of 0.30%.

Resource estimation strategies indicate that Ordinary Kriging is an adequate interpolator for this deposit.  A cap of 2.0% Cu was applied for the grade estimation.  This was conducted to minimise the influence of massive sulphide and other outlier samples in grade estimation.  Infill drilling may better model massive sulphide occurrences within the deposit and develop new domaining strategies.

Wardrop Engineering Incorporated was consulted to undertake an updated NI 43-101 compliant resource estimate based on the total amount of data available on the Ann Mason, including new drilling since 2006.  The Wardrop 2010 Inferred resource is confined by an optimized Whittle (run 7) pit shell #25.  From this work, it is estimated that the current Inferred resource for the Ann Mason deposit, at a cut-off of 0.30% Cu, stands at 810 million tonnes at a grade of 0.40% Cu.

In comparison with the 2006 resource estimate, and using the same pit shell to define the Inferred resource, the 2006 resource estimate is 724.7 million tonnes at 0.396% Cu at a cut-off of 0.30% Cu.  The 2010 copper resource estimate represents a 10.6% tonnage increase with a negligible increase in grade at a 0.30% Cu cut-off grade.

Grade estimation is sensitive to copper mineral species (i.e. pyrite, chalcopyrite and bornite), and estimation Domains need to be accommodated accordingly.

Molybdenum is not controlled by copper mineral species and needs to be estimated independently.  At a copper cut-off of 0.30%, the 2010 within-pit resource is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  Molybdenum mineralization is restricted to a higher-grade zone mostly within the #25 pit shell.

There are insufficient gold assays to estimate a gold grade independently at this stage.

Further work involves a follow-on preliminary economic feasibility assessment (PEA), based on this 2010 model, accompanied by an infill drilling strategy to convert Inferred resources to the Indicated category and expand the Inferred resource outside the current pit shell.  The PEA should include metallurgical test work and a new pit optimization study.

20.0	RECOMMENDATIONS

20.1	Phase 1

•	Wardrop recommends undertaking a Preliminary Economic Assessment (PEA), using the current resource model, to investigate the financial viability of mining the Ann Mason deposit. This will include:

•	A review of Mining process/infrastructure and financial data

•	Preparation of a new Block model

•	New pit optimisation using the 2010 block model and design parameters

•	Updated the operating and capital costs for mining, process and infrastructure.

•	Update the economic analysis using new reserves, costs, recoveries, and other parameters

•	It is estimated that this will cost $80-90,000

20.2	Phase II

•
If the PEA demonstrates that the mining of the Ann Mason is financially attractive, a program of infill drilling should be planned to convert a core Inferred resource to Indicated status. In addition to the recommended drilling, it is recommended that such a programme include the following elements:

•	A study in the quality of the Ordinary Kriged estimate in this report using calculated Kriging Efficiency and slope of regression.

•	Investigation of Domain contact profiles and review of Domain-specific wireframes.

•	Further metallurgical test work on both Mo and Cu.

•	The procurement of a purpose-built core logging, cutting, sampling and storage facility is secured. This facility could house all historic core, as well as future core, for reference.

•	Installation of a density measurement station to ensure the density of all samples is determined. Future models could then have density estimated into blocks instead of being assigned.

•	Advancing to phase II is contingent on positive results in Phase I. Wardrop estimates that the planning of the Phase II programme would cost approximately $15,000

21.0	REFERENCES

Arimetco, 1991.  Report on the Ann Mason Property, Lyon County, Nevada. March 1991. 61 pages.

Banovich, P., 2005.  Metallurgical Project Consultants Pty Ltd., Pacific Magnesium Corporation Ltd.  Metallurgical Review for the Ann-Mason Porphyry Copper/Molybdenum Deposit. 15 pages. November 2005.

BLM, 2009. Environmental Assessment, NV-C020-2010-0002-EA. MIM (USA), INC., Ann Mason Exploration Project, Lyon County, Nevada.  Bureau of Land Management, Carson City District Office.  August 2009. 58 pages.

Brox and Howard June 1974 report. The Anaconda Company, Geological Department. Progress Report on the Ann-Mason Pass Project. June 1974.  15 pages.

Clifford, M. 2006, Ann Mason Copper-Molybdenum-Gold Project- Resource Input Report. PacMag Metals Ltd. (unpublished). 79 pages.  November 2006.

Clifford, M., 2008.  Ann Mason Mason Copper-Molybdenum-Gold Project, Nevada - USA.  Resource Update Input Report.  PacMag Metals Ltd.  91 pages. November 2008.

Gant, J., 2006.  Anaconda Lith. Units, from Souviron (1976)  Summary Report. 1 page. March 2006.

Khosrowshahi, S. and Shand, B., 2006.  Golder Associates Pty Ltd.  Report on Ann Mason Resource Estimation, November 2006.  70 pages.  November 2006.

MPC, 2007.  PacMag Metals Ltd.  Ann Mason Copper Project, Scoping Study.  Project 6004.  76 pages. February 2007

Proffett, J.M. and Dilles, J.H., 1984.  Geologic Map of the Yerington District, Nevada.  Nevada Bureau of Mines and Geology. Map 77.

Pyle, P. 2003.  Summary Report, Ann Mason Project, Yerington Mining District, Lyon County, Nevada.  MIM (USA) Inc.  January 2003.  48 pages.

Rozelle, J.W., 2009.  MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, USA.  Prepared for: Quaterra Alaska, Incorporated.  Tetra Tech Project No. 114-310920. Prepared by: Tetra Tech.  February 2009.  165 pages.

Souviron, A., 1976.  Progress Report on the Ann-Mason Project.  Tucson, Arizona. February 1976.  20 pages. (Anaconda Document Collection - American Heritage Center, University of Wyoming)

Tingley, J.V. , 1998.  Mining Districts of Nevada, Second Edition. 1,000,000 scale map. Report 47, Second Edition, Plate1.  Nevada Bureau of Mines and Geology.

Websites

Association of Mineral Exploration of British Columbia, Porphyry Deposit Description:
http://earthsci.org/mineral/mindep/depfile/por_dep.htm

Nevada Bureau of Mines and Geology (NBMG):
http://www.nbmg.unr.edu/

Nevada Department of Environmental Protection (NDEP), History of the Yerington Mine:
http://ndep.nv.gov/yerington/history.htm

United States Environmental Protection Association (EPA), History of the Yerington Mine:
http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/vwsoalphabetic/Anaconda+Mine?OpenDocument

United States Environmental Protection Association (EPA), Status of the Yerington Mine: http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/ce6c60ee7382a473882571af007af70d/59d0b332e173da4288257007005e9464!OpenDocument

Bronco Creek: Yerington West Project, Roulette Property:
http://www.broncocreek.com/BCE_Projects.html#Yerington

Honey Badger; Yerington West Project, Blackjack Property:
http://www.honeybadgerexp.com/properties/nevada/yerington_west/blackjack/

22.0	CERTIFICATE OF QUALIFIED PERSON

22.1	Dr. Robert S. Morrison

I, Robert Sinclair Morrison, of Toronto, Ontario, do hereby certify that as the author of this Technical Report titled “The Ann Mason Project Resource Estimate”, dated January 26, 2010, I hereby make the following statements:

•	I am a Lead Resource Geologist with Wardrop Engineering Inc. with a business address at 330 Bay Street, Suite 900, Toronto, Ontario, Canada, M5H 2S8.

•	I am a graduate of both Acadia University, (B.Sc. 1981) and The University of Adelaide (Ph.D. 1990).

•
I am a member in good standing Member of the Australasian Institute of Mining and Metallurgy (#11212), and I am registered as a Chartered Professional in Geology with the Australasian Institute of Mining and Metallurgy since 2004.

•	I have practiced my profession continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
My relevant experience with respect to base metal deposits includes three years as Senior Resource Geologist with BHP Billiton for their Olympic Dam Expansion Project in South Australia.  My relevant experience with respect to deposit geology, ore body modelling and resource estimation includes 10 years with WMC Resources and Gold Fields Ltd as an Extensional Exploration Geologist, Senior Project Geologist, Resource Evaluation Geologist and Senior Resource Evaluation Geologist at the St Ives Gold Mine.

•
I am responsible for the preparation of all sections of this Technical Report titled “The Ann Mason Project Resource Estimate “, dated January 26, 2010.  In addition, I visited the Property during the period December 7, 2009 to December 10, 2009.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•
As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 26th day of January, 2010 at Toronto, Ontario

“Original document, version 05, signed by Robert Morrison, Ph.D., MAusIMM (CP)”
Signature